UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2021

Altabancorp

(Exact name of Registrant as Specified in Its Charter)

Utah	001-37416	87-0622021
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 East Main Street,
American Fork, UT	84003
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (801) 642-3998

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ALTA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 18, 2021, AltabancorpTM (the “Company”) and its wholly owned subsidiary, AltabankTM, a Utah state-chartered bank, entered into a Plan and Agreement of Merger (the “Merger Agreement”) with Glacier Bancorp, Inc., a Montana corporation (“GBCI”), and its wholly owned subsidiary, Glacier Bank, a Montana state-chartered bank. Under the terms of the Merger Agreement, the Company will merge with and into GBCI, with GBCI as the surviving entity (the “Holding Company Merger”). Immediately thereafter, Altabank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger”).

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Holding Company Merger becomes effective (the “Effective Time”), each share of common stock of the Company, par value $0.01 per share (“Company Common Stock”), issued and outstanding will be converted into the right to receive from GBCI 0.7971 shares of GBCI common stock, par value $0.01 per share (“GBCI Common Stock”), subject to potential adjustments based on (a) the price of GBCI Common Stock for a specified period before closing and (b) AB Closing Capital (as defined in the Merger Agreement), in each case, as set forth in the Merger Agreement (the “Merger Consideration”). Holders of Company Common Stock will also be entitled to receive cash in lieu of fractional shares of Company Common Stock.

As of the date of this report, the Merger Consideration has a total aggregate value of approximately $930.5 million (based on the closing price of $61.51 for GBCI Common Stock on May 17, 2021).

Treatment of Company Equity Awards

Under the terms of the Merger Agreement, at the Effective Time, each outstanding restricted stock unit under the People’s Utah Bancorp 2014 Incentive Plan, the Altabancorp 2020 Equity Incentive Plan and the People’s Utah Bancorp Amended and Restated 2008 Stock Incentive Plan (the “Company Stock Plans”) will automatically vest and be settled, and each share of Company Common Stock issued as a result will have the right to receive the Merger Consideration and cash in lieu of fractional shares of Company Common Stock at the Effective Time. Outstanding options to purchase shares of Company Common Stock under the Company Stock Plans (the “Company Options”), whether vested or unvested, will be automatically canceled at the Effective Time, and the holders of Company Options will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the GBCI Average Closing Price (as defined in the Merger Agreement) multiplied by the Merger Consideration (the “Total Consideration Value Per Share”) and (b) the exercise price per share of such Company Option, net of any cash which must be withheld under applicable tax laws. Any Company Option that has an exercise price per share that is greater than the Total Consideration Value Per Share will be cancelled without any payment.

Representations and Warranties; Covenants

The Merger Agreement contains certain customary representations and warranties from each of GBCI and the Company, and each of GBCI and the Company have agreed to customary pre-closing covenants, including covenants by the Company to use commercially reasonable efforts to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without GBCI’s consent. In addition, the Company has agreed to certain additional covenants, including, among others, covenants relating to its obligation to call a meeting of its shareholders to vote on the Merger Agreement, non-solicitation obligations related to alternative acquisition proposals, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its stockholders approve the Merger Agreement.

Conditions to the Holding Company Merger

Consummation of the Holding Company Merger is subject to the receipt of required regulatory approvals, and certain other customary conditions of closing, including, among others (a) approval of the Merger Agreement and the Holding Company Merger by the Company’s shareholders, (b) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by GBCI in connection with the issuance of GBCI Common Stock to be issued in the Holding Company Merger, (c) the absence of any actual or threatened action or proceeding to restrain, prohibit or invalidate the Holding Company Merger, (d) subject to certain exceptions, the accuracy of the representations and warranties of the Company, in the case of GBCI, and GBCI, in the case of the Company, (e) performance in all material respects by the Company, in the case of GBCI, and GBCI, in the case of the Company, of its respective obligations under the Merger Agreement, (f) the absence of an event that has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement), on the Company, in the case of GBCI, and GBCI, in the case of the Company, (g) in the case of GBCI’s obligation to complete the Holding Company Merger, receipt by GBCI of an opinion from its counsel to the effect that the Holding Company Merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (h) in the case of the Company’s obligation to complete the Holding Company Merger, the receipt of a similar opinion from its counsel.

Termination

Either the Company or GBCI may exercise certain termination rights under the Merger Agreement, including in the event that (a) the Company and GBCI agree by mutual written consent to terminate the Merger Agreement, (b) the Holding Company Merger is not consummated by February 28, 2022, which under certain circumstances may be extended to April 30, 2022, (c) a required regulatory approval is either denied or is conditioned in a manner that is not normally imposed on such transactions that would materially deprive GBCI of the economic or business benefits of the Holding Company Merger and the Bank Merger, subject to each party’s right to appeal such decision, or (d) the approval of the Company’s stockholders is not obtained. Each of the Company and GBCI may terminate the Merger Agreement if, on the tenth day immediately preceding the Effective Time, the GBCI Average Closing Price is, in the case of the Company, less than $49.43 or, in the case of GBCI, more than $74.15, subject to the other party’s right to elect to increase or decrease the Merger Consideration, as applicable, in lieu of such termination and as further described in the Merger Agreement.

The Company will be required to pay GBCI a $35,000,000 termination fee if the Merger Agreement is terminated (a) by GBCI because the Company’s Board of Directors fails to recommend or modifies, withdraws or changes its recommendation of the Holding Company Merger in a manner adverse to GBCI, (b) by the Company to accept a Superior Proposal (as defined in the Merger Agreement), after complying with certain notice and matching rights obligations, (c) by GBCI because of an Acquisition Event (as defined in the Merger Agreement), or (d) by the Company or GBCI if (i)(A) the Company has materially breached its (1) obligations to call a shareholder meeting to vote on the Merger Agreement or (2) non-solicitation obligations related to alternative acquisition proposals, or (B) the required approval of the Company’s shareholders is not obtained, and (ii) within 18 months after such termination, (X) the Company or Altabank enters into an agreement or publicly announces an intention to engage in an Acquisition Event or (Y) an Acquisition Event occurs.

It is anticipated that the closing of the transaction will take place in the fourth quarter of 2021, subject to the fulfillment of customary closing conditions, some of which are described above. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, GBCI or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or GBCI included in their public reports filed with the SEC. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, GBCI, their respective subsidiaries or affiliates or their respective businesses, the Merger Agreement and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a preliminary proxy statement of the Company and that will also constitute a prospectus of GBCI, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and GBCI makes with the SEC.

Voting Agreements

Concurrently with the execution of the Merger Agreement, the directors, certain executive officers, and certain of the Company’s other shareholders entered into voting agreements (each, a “Voting Agreement”) with the Company, Altabank, GBCI and Glacier Bank pursuant to which each such director, executive officer, and other shareholder, in his, her or its capacity as a shareholder, has agreed, among other things, to vote his, her or its shares of Company Common Stock (as defined below) in favor of the proposed transactions contemplated by the Merger Agreement. Each Voting Agreement terminates upon the earlier to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, (c) mutual written agreement of the parties to such Voting Agreement, (d) an amendment to the Merger Agreement that (i) reduces the amount or changes the form of consideration to be received by the shareholders of the Company, (ii) imposes any material condition to the receipt of the Merger Consideration, or (iii) changes the tax consequences of the receipt of the Merger Consideration, and (d) the date the applicable shareholder’s shares of Company Common Stock are voted in favor of approval of the Merger Agreement and the Holding Company Merger at a meeting of the Company’s shareholders at which the Merger Agreement and the Holding Company Merger are approved.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Caution Regarding Forward-Looking Statements

This Current Report may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of the Company and GBCI, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (i) changes in general economic, political, or industry conditions; (ii) the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of the Company and GBCI; (iii) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (iv) volatility and disruptions in global capital and credit markets; (v) movements in interest rates; (vi) reform of LIBOR; (vii) impacts of existing and increasing governmental regulation and related costs and liabilities; (viii) the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; (ix) increased competition in the markets of the Company and GBCI; (x) the success, impact, and timing of business strategies of the Company and GBCI; (xi) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (xii) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (xiii) the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; (xiv) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (xv) the outcome of any legal proceedings that may be instituted against the Company or GBCI; (xvi) the possibility that the proposed transaction may be less accretive than expected, or may be dilutive, and the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and GBCI do business; (xvii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xviii) diversion of management’s attention from ongoing business operations and opportunities; (xix) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; (xx) the dilution caused by GBCI’s issuance of additional shares of its capital stock in connection with the transaction; (xxi) the existence of unforeseen liabilities of the Company or GBCI; and (xxii) other factors that may affect the future results of the Company and GBCI. Additional factors that could cause results to differ materially from those described above can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with the SEC and available in the

“Investor Relations” section of the Company’s website, www.altabancorp.com, under the heading “SEC Filings” and in other documents the Company files with the SEC, and in GBCI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Corporate Information” section of GBCI’s website, www.glacierbancorp.com, under the heading “SEC Filings” and in other documents GBCI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither the Company nor GBCI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and GBCI. In connection with the proposed transaction, GBCI will file with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of the Company and that will also constitute a prospectus of GBCI. The information in the preliminary proxy statement/prospectus when filed may not be complete and may be changed. GBCI may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell GBCI securities, are not soliciting an offer to buy GBCI securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of the Company.

THE COMPANY AND GBCI URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.altabancorp.com or by directing a written request to Altabancorp, 1 East Main Street, American Fork, Utah 84003, ATTN: Corporate Secretary. Copies of documents filed with the SEC by GBCI (when they become available) may be obtained free of charge on GBCI’s website at www.glacierbancorp.com or by directing a written request to Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary.

Participants in the Solicitation

Each of the Company, GBCI and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s shareholders in connection with the proposed transaction and information regarding the identity of the participants and their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus described above when filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on April 29, 2021. Additional information regarding GBCI’s executive officers and directors is included in GBCI’s definitive proxy statement, which was filed with the SEC on March 16, 2021. You can obtain free copies of these documents using the information in the paragraph immediately above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Plan and Agreement of Merger, dated as of May 18, 2021, by and between Altabancorp, Altabank, Glacier Bancorp, Inc. and Glacier Bank*

10.1	Form of Voting Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules have been omitted and the Company agrees to furnish supplementally to the Commission a copy of any omitted exhibits upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTABANCORP

Date: May 19, 2021	By:	/s/ Mark K. Olson
Mark K. Olson
Executive Vice President and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

PROJECT ELEVATE

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

ALTABANCORP AND

ALTABANK

DATED AS OF MAY 18, 2021

ARTICLE 1 TERMS OF TRANSACTION		11

1.1	Effect of Merger	11

1.2	Merger Consideration	11

1.3	No Fractional Shares	11

1.4	AB Stock Awards.	11

1.5	Deposit of Cash and Shares	12

1.6	Certificates.	12

1.7	Bank Merger.	13

ARTICLE 2 CLOSING OF TRANSACTION		14

2.1	Effective Date	14

2.2	Events of Closing	14

2.3	Manner and Time of Closing	14

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		14

3.1	Representations and Warranties of AB and the Bank	14

3.2	Representations and Warranties of GBCI and Glacier Bank	28

ARTICLE 4 ADDITIONAL AGREEMENTS		32

4.1	Conduct of AB’s and the Bank’s Businesses Prior to Closing	32

4.2	Conduct of GBCI’s and its Subsidiaries’ Businesses Prior to Closing	37

4.3	Registration Statement; AB Shareholders Meeting.	37

4.4	Submission to Regulatory Authorities	38

4.5	Public Announcements	39

4.6	Consents	39

4.7	Transition	39

4.8	Notice of Certain Events; Cooperation	39

4.9	Confidentiality	40

4.10	Listing	40

4.11	Blue Sky Filings	40

4.12	Tax Treatment	40

4.13	AB Closing Capital	40

4.14	Transaction Related Expenses	41

4.15	Payment of Dividend; Adjustment to Per Share Stock Consideration	41

4.16	Commercially Reasonable Efforts	41

4.17	GBCI Common Stock Issuable in Merger	41

4.18	Section 16 Matters..	42

4.19	TAX INFORMATION.	42

ARTICLE 5 APPROVALS AND CONDITIONS		42

5.1	Required Approvals	42

5.2	Conditions to Obligations of GBCI	42

5.3	CONDITIONS TO OBLIGATIONS OF AB	43

ARTICLE 6 DIRECTORS, OFFICERS AND EMPLOYEES		44

6.1	Director, Executive Officer and Shareholder Agreements	44

6.2	Employee Benefit Issues	45

6.3	Indemnification of Directors and Executive Officers	45

6.4	AB ESOP..	46

ARTICLE 7 TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION		46

7.1	Termination by Reason of Lapse of Time	46

7.2	Termination Due to GBCI Average Closing Price Greater Than $74.15.	46

7.3	Termination Due to GBCI Average Closing Price Less Than $49.43.	47

7.4	Other Grounds for Termination	47

7.5	Break-Up Fee	48

7.6	COST ALLOCATION UPON TERMINATION; LIMITATIONS; BREAK-UP FEE AS LIQUIDATED DAMAGES	48

ARTICLE 8 MISCELLANEOUS		49

8.1	Notices	49

8.2	Waivers and Extensions	50

8.3	Construction and Execution in Counterparts	50

8.4	Survival of Representations, Warranties, and Covenants	50

8.5	Expenses, Fees and Costs	50

8.6	Arbitration	51

8.7	Governing Law and Venue	51

8.8	Severability	51

8.9	No Assignment	51

8.10	SPECIFIC PERFORMANCE	51

ARTICLE 9 AMENDMENTS		52

Exhibits

EXHIBITS:

Exhibit A	Director and Shareholder Parties to Recital E

Exhibit B	Form of Transaction-Related Expenses Exhibit

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

ALTABANCORP AND ALTABANK

This Plan and Agreement of Merger (the “Agreement”), dated as of May 18, 2021, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK (“Glacier Bank”), ALTABANCORP (“AB”), and ALTABANK (the “Bank”).

PREAMBLE

The boards of directors of GBCI and AB believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under the laws of the State of Montana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana, and currently operates 16 separately-branded banking divisions.

(3) AB is a corporation duly organized and validly existing under the laws of the State of Utah and is a registered bank holding company under the BHC Act. AB’s principal office is located in American Fork, Utah.

(4) The Bank is a Utah state-chartered bank, duly organized and validly existing under the laws of the State of Utah and a wholly owned subsidiary of AB. The Bank’s principal office is located in American Fork, Utah. Including its principal office, the Bank maintains a total of 25 offices in Utah, Salt Lake, Davis, Cache, Box Elder, and Washington Counties in Utah and in Preston, Idaho.

B. The Transactions. On the Effective Date, AB will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and immediately thereafter and on the same day, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, substantially all former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “Altabank, division of Glacier Bank” and others will be incorporated with an existing division.

C. Board Approvals. The respective boards of directors of GBCI and Glacier Bank have adopted and approved this Agreement and authorized its execution and delivery, the respective boards of directors of AB and the Bank have adopted this Agreement and authorized its execution and delivery, and the board of directors of AB has directed that this Agreement be submitted to AB’s shareholders for approval and unanimously recommended that AB shareholders vote in favor of approval of this Agreement and the Merger.

D. Other Conditions. The Transactions are subject to: (1) satisfaction of the conditions described in this Agreement; (2) approval of this Agreement and/or the Merger by AB’s shareholders; and (3) approval of or waiver of, as appropriate, the Transactions by the FDIC or the Federal Reserve (as applicable), the Montana Commissioner, the Utah Department of Financial Institutions, and any other agencies having jurisdiction over the Transactions.

E. Director and Voting Agreements. In connection with the parties’ execution of this Agreement, (1) the directors and executive officers of AB, and such holders or groups holding outstanding shares of AB Stock that are identified on Exhibit A have entered into agreements pursuant to which, among other things, such persons agreed to vote all AB Stock beneficially owned by such persons in favor of approving this Agreement and the actions contemplated by this Agreement, and (2) the directors of AB and the Bank have entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Merger, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreements.

F. Employment Agreements. In connection with the transactions contemplated by this Agreement, the persons listed on Schedule F to the Disclosure Schedules shall have entered into employment agreements with Glacier Bank with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date.

G. Intention of the Parties—Tax Treatment. The parties intend that the Merger shall qualify, for federal income tax purposes, as a reorganization under IRC Section 368(a), and that this Agreement shall constitute the “plan of reorganization” of the Merger for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, AB and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“AB” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“AB 401(k) Plan” means the Altabancorp Employees’ Retirement Plan (previously named the People’s Utah Bancorp Employees’ Retirement Plan), as amended.

“AB Capital” means AB’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which AB’s consolidated tangible equity capital at December 31, 2020, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on AB’s or the Bank’s balance sheet. For purposes of determining AB Closing Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expenses Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expenses Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of AB Capital for purposes of determining AB Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP).

“AB Closing Capital” has the meaning assigned to such term in Section 4.13.

“AB ESOP” means the Altabancorp Employee Stock Ownership Plan (previously named the People’s Utah Bancorp Employee Stock Ownership Plan), as amended.

“AB Financial Statements” means AB’s (a) audited consolidated balance sheets as of December 31, 2018, 2019 and 2020, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2021, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“AB Insiders” has the meaning assigned to such term in Section 4.18.

“AB Meeting” has the meaning assigned to such term in Section 4.3.2.

“AB Options” has the meaning assigned to such term in Section 3.1.3(c).

“AB Regulatory Reports” has the meaning assigned to such term in Section 3.1.4(a).

“AB RSUs” has the meaning assigned to such term in Section 1.4.2.

“AB Securities” has the meaning assigned to such term in Section 3.1.3(c).

“AB SEC Reports” has the meaning assigned to such term in Section 3.1.4(b).

“AB Stock” means the shares of AB common stock, $.01 par value per share, issued and outstanding from time to time.

“AB Stock Plans” means the People’s Utah Bancorp 2014 Incentive Plan, the Altabancorp 2020 Equity Incentive Plan and the People’s Utah Bancorp Amended and Restated 2008 Stock Incentive Plan.

“AB Subsidiaries” has the meaning assigned to such term in Section 3.1.1(c).

“ACL” means the allowance for credit losses, as applicable.

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving AB, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of AB or any AB Subsidiaries representing 25 percent or more of the consolidated assets of AB and its Subsidiaries, or 25 percent or more of any class of equity or voting securities of AB or any AB Subsidiaries whose assets constitute 25 percent or more of the consolidated assets of AB and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of AB or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.9.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” means this Plan and Agreement of Merger.

“Anticipated Closing Date” has the meaning set forth in Section 4.13.

“Articles of Merger” has the meaning assigned to such term in Section 2.1.

“Asset Classification” has the meaning assigned to such term in Section 3.1.13(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited balance sheets as of December 31, 2018, 2019, and 2020, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended, and (b) unaudited balance sheet as of March 31, 2021, and the related unaudited statement of income, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the bank merger agreement by and between Glacier Bank and the Bank to be entered into concurrently with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.5.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana or the State of Utah are required by Law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“Claim” has the meaning set forth in Section 8.5.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative differential between the AB Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $342,937,000, plus the amount of AB Closing Capital attributable to the exercise of AB Options after December 31, 2020, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.16(c).

“Condition Satisfaction” has the meaning assigned to such term in Section 2.2.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, effective as of February 16, 2021, by and between GBCI and AB.

“Continuing Employees” has the meaning assigned to such term in Section 6.2.1.

“Covid-19 Action” means any actions that are reasonably necessary or required for a Person or a Person’s Subsidiaries to take in connection with events surrounding any public health emergency, epidemic, pandemic, or disease outbreak caused by the Covid-19 virus or any variant or strain thereof.

“Covid-19 Relief Acts” means the Coronavirus Aid, Relief and Economic Security Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act and the American Rescue Plan Act of 2021.

“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Select Market, as reported on the website www.nasdaq.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and UBCA in accordance with Section 2.1.

“Employees” has the meaning assigned to such term in Section 3.1.16(c).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.6(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001(b) of ERISA or IRC Section 414(t).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means American Stock Transfer & Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank Randall M. Chesler, Ronald J. Copher, and Donald J. Chery, and (b) with respect to AB and/or the Bank, Len E. Williams, Mark K. Olson, Judd P. Kirkham, Ryan H. Jones and Judd J. Austin.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.18.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.14.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2(a).

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2018, 2019, and 2020, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2021, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Regulatory Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI SEC Reports” has the meaning assigned to such term in Section 3.2.4(b).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of AB Stock as the Total Merger Consideration.

“GBCI Stock Plan” means the Glacier Bancorp, Inc. 2015 Stock Incentive Plan.

“GBCI Subsidiaries” means each Subsidiary of GBCI, including any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of GBCI after the date hereof and held as a Subsidiary by GBCI at the Effective Time.

“General Enforceability Exceptions” has the meaning assigned to such term in Section 3.1.1(d).

“Glacier Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(2).

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.6(a)(iii).

“Indemnified Parties” has the meaning assigned to such term in Section 6.3.1.

“Independent Accountants” has the meaning assigned to such term in Section 4.13.

“IRC” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“KBW” means Keefe, Bruyette & Woods, Inc.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) AB will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of AB or the Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of AB’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI or Glacier Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s and Glacier Bank’s business that are under such individual’s general area of responsibility.

“Law” means any law, rule, ordinance or regulation or judgment, decree or order (including any injunction) of any Governmental Authority, as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date.

“Lease” or “Leases” means and refers to, as applicable, each and all leases, subleases, licenses, concessions, and other agreements (written or oral) under which AB or any AB Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of AB or any AB Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by AB or any AB Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition or results of operations of the Person and its Subsidiaries taken as a whole; or (b) materially and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of or be deemed to occur as a result of, either alone or in combination, any effects to the extent attributable to: (i) any changes in Laws or other changes affecting depository institutions generally; (ii) any changes to GAAP or regulatory accounting requirements; (iii) any changes in general economic conditions; (iv) any changes in prevailing interest and deposit rates, or changes in financial, securities or credit markets; (v) any changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including the Covid-19 virus), or the material worsening of such conditions threatened or existing as of the date of this Agreement; (vi) any modifications or changes to valuation policies and practices in connection with the Transactions or restructuring charges taken in connection with the Transactions, in each case in accordance with GAAP; (vii) (A) any actions taken or not taken or (B) modifications or changes made, or failure to make modifications or changes, by AB or the Bank to AB’s or the Bank’s general business, practices or policies, in each case, at the request of GBCI; (viii) the impact of the public announcement of, pendency of or completion of the Transactions on relationships with customers and employees; (ix) any failure, in and of itself, to meet internal projections or forecasts (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); (x) any actions or omissions of a party taken with the prior consent of the other, or which have been waived in writing by the other party, or in contemplation of the Transactions as required or permitted hereunder, or as required under any regulatory approval received in connection with the Transactions; or (xi) any changes in the trading price or trading volume of securities of such Person on the NASDAQ Global Select Market or NASDAQ Capital Market (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect), as applicable, or any other securities trading market, except, in the case of clauses (i), (ii), (iii), (iv), and (v), to the extent such event does not have a materially more adverse effect on such party than experienced by similarly situated depository institutions.

“Material Contract” has the meaning assigned to such term in Section 3.1.9(a).

“Maximum Transaction Expenses Amount” means $18,650,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“Montana Commissioner” means the Commissioner of the Montana Division of Banking and Financial Institutions.

“Objection Notice” has the meaning assigned to such term in Section 4.1.10.

“Option Exercise Notice Deadline” has the meaning assigned to such term in Section 1.4.1.

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of such business in all respects that is materially consistent with past practice, without taking into account the transactions contemplated hereby including the Transactions; provided that “ordinary course of business” shall be deemed to include all Covid-19 Actions.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by AB or any AB Subsidiary other than REO Property.

“Per Share Stock Consideration” means 0.7971 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2, and subject to further adjustment by an amount per share equal to the Stock Consideration Per Share Adjustment Amount, if any, pursuant to Section 4.15.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

“Permitted Actions” means (a) any actions as required by the FDIC, the Utah Department of Financial Institutions, the Federal Reserve or other applicable regulatory authority (so long as GBCI receives prior written notice of such required action), (b) any actions specifically contemplated by this Agreement (including in the Disclosure Schedule), or (c) any Covid-19 Action.

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.10.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.16(b).

“PPP” means the Paycheck Protection Program.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible.

“Prospectus/Proxy Statement” has the meaning assigned to such term in Section 4.3.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.5(c).

“Registration Statement” has the meaning assigned to such term in Section 4.3.1(a).

“REO Property” means “other real estate owned” (as defined by the FDIC).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.4.

“Response Notice” has the meaning assigned to such term in Section 4.1.10.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Stock Consideration Per Share Adjustment Amount” has the meaning assigned to such term in Section 4.15.2.

“Subject Properties” has the meaning assigned to such term in Section 3.1.6(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited internal balance sheets and related internal unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or an earlier Termination Date prepared in accordance with Section 4.1.8.

“Subsequent AB Financial Statements” means AB’s unaudited consolidated and parent-only balance sheets and related unaudited consolidated statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or an earlier Termination Date, and shall include, in the event the Closing has not occurred by February 28, 2022, an audited consolidated balance sheet and related statements of income, cash flows, and changes in shareholders’ equity for the fiscal year ended December 31, 2021, in all cases prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party, directly or indirectly, (a) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (b) has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Superior Proposal” means, with respect to AB and/or the Bank, any Acquisition Proposal that the board of directors of AB in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to AB shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Superior Proposal Notice Period” has the meaning assigned to such term in Section 7.4.6.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.17(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Title Companies” has the meaning assigned to such term in Section 4.1.10.

“Total Consideration Value Per Share” means the product obtained by multiplying (a) the Per Share Stock Consideration by (b) the GBCI Average Closing Price.

“Total Merger Consideration” means the number of shares of GBCI Common Stock determined by multiplying (a) the Per Share Stock Consideration by (b) the number of shares of AB Stock outstanding at the Effective Time.

“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Select Market.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of AB or the Bank related to the Transactions, including without limitation as more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC, as amended.

“UBCA” means the Utah Revised Business Corporations Act, as amended.

“Uncertificated Shares” has the meaning assigned to such term in Section 1.6.1.

“Utah Division of Corporations” means the Utah Department of Commerce, Division of Corporations and Commercial Code.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon the Effective Time, pursuant to the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the MBCA and UBCA, AB will merge with and into GBCI, with GBCI as the surviving corporation, and in connection therewith, all shares of AB Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any further action on the part of any holder of shares of AB Stock, be cancelled and extinguished and converted automatically into the right to receive in the aggregate the Total Merger Consideration, together with cash in lieu of fractional shares in accordance with Section 1.3. Immediately following the Merger, pursuant to the Bank Merger Agreement and as set forth in Section 1.7, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the surviving bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3 as of the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2 Outstanding AB Stock. Each share of AB Stock issued and outstanding as of the Effective Time will be converted into and represent the right to receive from GBCI in accordance with Section 1.6 (a) the Per Share Stock Consideration and (b) any cash in lieu of fractional shares of GBCI Common Stock in accordance with Section 1.3.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of AB Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 AB Stock Awards.

1.4.1 Outstanding AB Options. The AB Options have been duly granted and remain outstanding pursuant to the AB Stock Plans. If any holder of an AB Option that may by its terms be exercised provides a notice of exercise of such AB Option to AB on or before the 15th calendar day prior to the Effective Date (such date, the “Option Exercise Notice Deadline”), AB shall issue shares of AB Stock upon such exercise in accordance with the terms of the AB Options and the applicable AB Stock Plan, including receipt of payment of the exercise price therefor, and each such share of AB Stock shall be converted into the right to receive the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 at the Effective Time. No exercise of AB Options shall be permitted if an option holder fails to provide notice of exercise to AB by the Option Exercise Notice Deadline. With respect to AB Options that remain outstanding and unexercised at the Effective Time, such AB Options, whether vested or unvested at the Effective Time, and without any action on the part of any holder thereof, shall be canceled, and in lieu thereof, the holders of such AB Options shall be paid in cash an amount equal to the product of (a) the number of shares of AB Stock subject to such option at the Effective Time and (b) the amount by which the Total Consideration Value Per Share exceeds the exercise price per share of such AB Option, net of any cash which must be withheld under applicable federal and state income and employment tax Laws and regulations. As a condition to the receipt of a cash payment in cancellation of AB Options, each option holder shall if reasonably requested by GBCI execute a cancellation agreement in form and substance reasonably satisfactory to GBCI. In the event that the exercise price of an AB Option (whether vested or unvested) outstanding at the Effective Time is greater than the Total Consideration Value Per Share, then automatically and without any action on the part of any holder thereof, at the Effective Time, such AB Option shall be canceled without any payment made in exchange therefor.

1.4.2 Restricted Stock Units. Immediately prior to the Effective Time, each outstanding or payable restricted stock unit under the AB Stock Plans (the “AB RSUs”) shall, automatically and without any action on the part of the holder thereof, vest and be settled through the issuance of unrestricted shares of AB Stock in accordance with the terms of each award agreement and the applicable AB Stock Plan, and each such share of AB Stock shall be converted into the right to receive at the Effective Time the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3.

1.4.3 Corporate Action. Prior to the Effective Time, the board of directors of AB and the Compensation Committee thereof, as applicable, will take all reasonable corporate actions, and adopt such resolutions as may be necessary or appropriate to effectuate this Section 1.4.

1.5 Deposit of Cash and Shares. At or prior to the Closing, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of AB Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book entry form, representing the GBCI Shares for payment of the Total Merger Consideration in full; (b) the aggregate cash in lieu of fractional shares to be paid in accordance with Section 1.3, and (c) cash in an amount necessary for payment for all in-the-money AB Options in accordance with Section 1.4.1 in full; provided that in lieu of deposit with the Exchange Agent GBCI may pay or cause AB to pay such amounts directly. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.” To the extent that the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the amounts contemplated by this Section 1.5, GBCI shall promptly replace or restore such amounts so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article 1. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

1.6 Certificates.

1.6.1 Letter of Transmittal. GBCI will cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of AB Stock (a “Certificate”) or evidence of a book-entry account statement relating to the ownership of shares of AB Stock (“Uncertificated Shares”) a customary form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon surrender of the Certificates in accordance with this Section 1.6.1) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or Uncertificated Shares for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.6.2 Payment Procedures. Each Certificate and Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of AB Stock represented thereby. Following the Effective Time, (a) holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide to the Exchange Agent a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates, or (b) holders of Uncertificated Shares will provide to the Exchange Agent a properly completed and executed Letter of Transmittal and transfer their Uncertificated Shares by an “agent’s message” to the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in exchange for, (y) evidence of issuance in book entry form, or upon written request of such holder and appropriate payment therefor, certificates representing the aggregate number of shares of GBCI Common Stock equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of AB Stock represented by such Certificates or Uncertificated Shares, rounded down to the nearest whole number, and (z) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3. Until such Certificate or “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.4 is complied with), the holder of AB Stock evidenced thereby will not be entitled to receive his, her or its Per Share Stock Consideration.

1.6.3 Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate or Uncertificated Share is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other Taxes or establish to GBCI’s satisfaction that all applicable Taxes have been paid or are not required.

1.6.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence in a reasonable form that the holder owns AB Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.5 Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of AB Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record of GBCI and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s AB Stock was converted at the Effective Time.

1.6.6 Checks in Other Names. Any Person requesting that a check for any cash payable pursuant to this Agreement be issued in a name other than the name in which the Certificate or Uncertificated Shares surrendered in exchange for the cash is registered must establish to GBCI’s satisfaction the right to receive this cash.

1.6.7 Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of AB on a date that is 12 months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of AB Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Per Share Stock Consideration and cash in lieu of fractional shares to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of AB Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor AB will be liable to any holder of AB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. In the event of a dispute with respect to ownership of AB Stock, GBCI and the Exchange Agent shall be entitled to deposit the Per Share Stock Consideration and cash in lieu of fractional shares represented thereby in escrow with an independent third party with instructions to release the Per Share Stock Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

1.7 Bank Merger. The board of directors of Glacier Bank and the Bank, respectively, have adopted the Bank Merger Agreement and have caused the Bank Merger Agreement to be executed by Glacier Bank and the Bank simultaneously with the execution and delivery of this Agreement. Prior to the Effective Time, GBCI and AB, as the sole shareholders of Glacier Bank and the Bank, respectively, shall approve the Bank

Merger and the Bank Merger Agreement. Immediately following the Effective Time, Glacier Bank and the Bank shall (a) consummate the Bank Merger and (b) file with the Montana Secretary of State and the Utah Division of Corporations, as applicable, articles of merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and UBCA. The effect of the Bank Merger shall be as provided in the Bank Merger Agreement, applicable federal and state banking Laws and the applicable provisions of the UBCA and the MBCA.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Utah Division of Corporations of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and UBCA (together, the “Articles of Merger”). The Effective Time will be the time specified in the Articles of Merger filed with the Montana Secretary of State and the Utah Division of Corporations, unless no time is specified in the Articles of Merger in which case it shall be the time that the filing is accepted. At the Closing, the parties shall cause the Articles of Merger to be filed with the Montana Secretary of State and the Utah Division of Corporations in accordance with the relevant provisions of the MBCA and the UBCA.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed by the parties, the Merger shall be effective as of the last Business Day of the month occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5 (other than those conditions or approvals that by their nature are to be satisfied by action taken at the Closing) (the “Condition Satisfaction”); provided, that (a) GBCI shall not be required to consummate the Transactions before October 31, 2021, or at fiscal year-end 2021 and (b) if the Outside Date is less than five Business Days after the Condition Satisfaction, then the Closing shall occur and be effective one Business Day prior to the Outside Date; provided further, that if the Closing would occur as of a quarter-end (but not fiscal year-end), then the Closing will occur and be effective on the first Business Day of the new quarter. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Closing, then the Closing and the Merger will not occur unless the adversely affected party waives the default. In the event that the Condition Satisfaction occurs between November 24, 2021 and December 22, 2021, AB shall be deemed to have satisfied and/or GBCI shall for all purposes be deemed to have irrevocably and completely waived to the fullest extent permitted by applicable Law the conditions precedent set forth in Section 5.2.1 (except as relates to the representations and warranties referenced in clauses (a) and (b) of Section 5.2.1), Section 5.2.2 (except insofar as it relates to covenants required to be performed from and after the date of the Condition Satisfaction), Section 5.2.7 and Section 5.2.8, effective as of 11:59 p.m. Mountain Time on December 31, 2021.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of AB and the Bank. Each of AB and the Bank represents and warrants to GBCI and Glacier Bank that, except (a) as set forth in the AB SEC Reports prior to the

Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors, “ or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in a disclosure schedule to this Agreement (which disclosure schedule sets forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1 or Section 3.2, as applicable) (the “Disclosure Schedule”):

3.1.1 Organization and Good Standing; Authority.

(a) AB is a corporation duly organized, validly existing and in good standing under the Laws of the State of Utah, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. AB is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB. True and complete copies of the Articles of Incorporation and Bylaws of AB, as in effect as of the date of this Agreement, have previously been made available to GBCI. AB is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(b) The Bank is duly organized, validly existing, and in good standing under the Laws of the State of Utah, is a Utah state-chartered bank subject to primary regulation, supervision and examination by the FDIC and the Utah Department of Financial Institutions and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the articles of incorporation and bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(c) AB has no Subsidiaries (other than the Bank) (the Bank is sometimes referred to herein as, the “AB Subsidiaries”).

(d) This Agreement has been duly executed and delivered by each of AB and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GBCI and Glacier Bank, is a valid and binding obligation of each of AB and the Bank enforceable against AB and the Bank, respectively, in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought (the “General Enforceability Exceptions”).

3.1.2 No Breach or Violation.

(a) Assuming the approval described in Section 5.3.8 is obtained and all Requisite Regulatory Approvals made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of AB or the Bank, (ii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.1.2(b) have been obtained or made, as applicable, a material violation of any Law, or any governmental or non-governmental permit or license to which either AB or any AB Subsidiary, or any of their respective Properties or assets is subject, (iii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any Material Contract, or (iv) any change in the rights or obligations of any party to a Material Contract, except, in the case of clause (iii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB.

(b) The execution, delivery and performance of this Agreement by AB and the Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the NASDAQ Capital Market, (vi) the filing of the Articles of Merger as required by the UBCA and the MBCA, and (vii) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB.

3.1.3 Capital Stock.

(a) The authorized capital stock of AB consists of 30,000,000 shares of AB Stock and 3,000,000 shares of preferred stock, par value $0.01 per share. A total of 18,876,639 shares of AB Stock were issued and outstanding as of the Execution Date, all of which shares were duly authorized, validly issued and are fully paid and nonassessable.

(b) The authorized capital stock of the Bank consists of 1,000,000 shares of common stock, no par value per share. A total of 126,513 shares of common stock of the Bank are issued and outstanding and owned by AB as of the Execution Date. All shares of Bank common stock issued and outstanding as of the Execution Date are owned by AB free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law), are duly authorized, validly issued, and are fully paid, and nonassessable.

(c) Except as set forth in Schedule 3.1.3 and except for 101,065 shares of AB Stock reserved for issuance upon exercise of options duly granted under the AB Stock Plans and outstanding as of the Execution Date (the “AB Options”), 101,128 shares of AB Stock reserved for issuance upon the settlement of outstanding AB RSUs, and 936,239 shares of AB Stock reserved for issuance pursuant to future grants under the AB Stock Plans, (i) there are no shares of AB Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for capital stock of or other equity or voting securities of or an ownership interest in AB or any AB Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or AB’s obligation to issue, transfer, redeem, repurchase, sell or register, capital stock of or other equity or voting securities of or an ownership interest in AB (or securities or rights convertible into or exchangeable or exercisable for capital stock of or other equity or voting securities of or an ownership interest in AB), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which AB, or, to the Knowledge of AB, a director of AB, is a party with respect to the voting or transfer of any of the shares of capital stock of or other equity or voting securities of or an ownership interest in AB (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any AB Subsidiary’s obligation to issue, transfer, redeem, repurchase, sell or register, shares of capital stock of or other voting or equity securities of or ownership interests in any AB Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock of or other voting or equity securities of or an ownership interest in any AB Subsidiary). The AB Stock, together with the securities described in the introductory clause of this Section 3.1.3(c), are referred to as the “AB Securities.”

(d) All outstanding shares of AB Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any AB Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with all applicable Laws under the Securities Act, the Exchange Act and state securities and “Blue Sky” Laws.

3.1.4 Reports and Financial Statements.

(a) Since January 1, 2018, each of AB and the Bank have filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “AB Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the AB Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) AB has filed all reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2018 (the “AB SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the AB SEC Reports complied (and each AB SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the AB SEC Reports. To the Knowledge of AB, no enforcement action by the SEC relating to its disclosures in any AB SEC Report is pending or threatened against AB or its directors or officers.

(c) Each of AB’s balance sheets included in the AB Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of AB Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of each of AB and the Bank as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the AB Financial Statements, fairly presents (or, in the case of AB Financial Statements to be prepared and filed with the SEC pursuant to AB’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of each of AB and the Bank for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) AB maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of AB and the AB Subsidiaries. Since January 1, 2018, AB has not identified any material weaknesses in the design or operation of its internal control over financial reporting, and AB has not effected any material change in its internal control over financial reporting.

(e) Since January 1, 2018, to the Knowledge of AB, neither AB nor any of the AB Subsidiaries, nor, any director, officer, or auditor of AB or any of the AB Subsidiaries, has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of AB or any AB Subsidiary, including any material complaint, allegation, or claim that AB or any AB Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by AB or any AB Subsidiary or any of their respective officers, directors, employees or agents.

(f) The books and records of AB and the AB Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

(g) Schedule 3.1.4(g) lists all investments (other than investments in AB Subsidiaries and securities issued by any Governmental Authority) owned by AB, the Bank, or any other AB Subsidiary as of March 31, 2021. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5 Properties.

(a) AB or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds, repurchase agreements and any other Liens disclosed in the AB Financial Statements and any other Permitted Exceptions). Schedule 3.1.5(a) contains a true and complete list by address of the Owned Real Estate owned by AB or the Bank as of the Execution Date. Neither AB nor any AB Subsidiary: (i) lease or grant any Person (other than another AB Subsidiary) the right to occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of AB, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither AB nor any AB Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.1.5(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). AB has delivered to GBCI a true and complete copy of each such Lease. With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) neither AB nor any AB Subsidiary nor, to the Knowledge of AB, any other party to the Lease, is in material breach or material default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a material breach or material default on the part of AB or any AB Subsidiary under such Lease; (iii) AB’s or an AB Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed in any material respect, and to the Knowledge of AB, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither AB nor any AB Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has AB or any AB Subsidiary subleased, licensed, or otherwise granted any Person (other than another AB Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) The Owned Real Estate identified in Schedule 3.1.5(a) and the Leased Real Estate identified in Schedule 3.1.5(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of AB or any AB Subsidiary (collectively, the “Real Property”). To the Knowledge of AB, all buildings and structures on the Real Property and the equipment located thereon are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) in conformance with all ordinances, regulations, zoning and other Laws.

(d) AB has made available to GBCI, upon request, copies of each of the following to the extent in the possession or control of AB or its AB Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of AB, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e) AB and each AB Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and other tangible personal property and assets owned, leased, or used by AB or any AB Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

(f) Schedule 3.1.5(f) lists all of the Bank’s existing branches and offices, all off-site ATMs, and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

3.1.6 Environmental Matters.

(a) For purposes of this Agreement, the following definitions apply:

(i) ”Subject Properties” with respect to AB and the AB Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any AB Subsidiary is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise would be deemed to be a present or past owner or operator of or as otherwise having control over during the five years prior to the Execution Date.

(ii) ”Environmental Laws” means all federal, state and local environmental, health, and safety Laws, regulations, orders, common Law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii) ”Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b) To the Knowledge of AB, the Subject Properties currently owned, operated or leased are, and the Subject Properties owned, operated, or leased at any time during the past five years was at the time owned, operated, or leased, in material compliance with all applicable Environmental Laws, and to the Knowledge of AB, no circumstances exist, or existed at the time a Subject Properties, which is no longer owned, operated or leased, was owned, operated, or leased, that would result in a material violation of such Environmental Laws.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB, neither AB nor any of the AB Subsidiaries has any pending or, to the Knowledge of AB, threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving AB, its AB Subsidiaries or any Subject Properties, relating to:

(i) an asserted liability of AB or any AB Subsidiaries, or any prior owner, occupier, or user of the Subject Properties under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within the Subject Properties into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv) personal injuries or damage to the Subject Properties related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed on Schedule 3.1.6, to the Knowledge of AB, no drums, barrels or storage tanks underground or similar vessels containing Hazardous Substances are present on the Subject Properties currently owned, operated, or leased by AB or its AB Subsidiaries, or, if present, none of such vessels is leaking and each of them is in material compliance with all applicable Environmental Laws. With respect to any Subject Properties, except as would be in material compliance with applicable Environmental Laws, neither AB nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Properties currently owned by AB or its AB Subsidiaries, is properly contained in compliance with all applicable Environmental Laws in all material respects, and to the Knowledge of AB, there is no threat that asbestos or asbestos-containing material will be released into the environment in violation of Environmental Law in the present condition of such asbestos or asbestos-containing material as such Subject Properties are currently operated. To the Knowledge of AB, no Hazardous Substances have been discharged, released or emitted, at or on or from any Subject Properties, except in compliance in all material respects with applicable Environmental Laws.

(e) To the Knowledge of AB, no part of the Subject Properties requires material investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of AB, no condition from, on or under the Subject Properties exists with respect to the Subject Properties that would require material remedial action by AB or any AB Subsidiaries under applicable Environmental Laws.

3.1.7 Taxes.

(a) Tax Returns and Payment of Taxes. AB and each AB Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all income and other material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither AB nor any AB Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. All income and other material Taxes due and owing by AB or any AB Subsidiary (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, AB has made an adequate provision for such Taxes in the AB Financial Statements (in accordance with GAAP). The most recent AB Financial Statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by AB and the Bank through the date of such financial statements. None of AB or any AB Subsidiary has incurred any material liability for Taxes since the date of AB’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. AB has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of AB or any of its AB Subsidiaries for any Tax period ending after January 1, 2017.

(c) Withholding. AB and the AB Subsidiaries have at all times withheld and paid all material amounts of Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of AB or any AB Subsidiary other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the AB Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of income or other Taxes which has been proposed, asserted or assessed in writing by any taxing authority against AB or any AB Subsidiary remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of AB or any AB Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any income or other Taxes of AB or any of its AB Subsidiaries of which AB has Knowledge. Schedule 3.1.7(e) lists all U.S. federal, state, local and non-U.S. annual income Tax Returns filed with respect to AB or any AB Subsidiary for taxable periods ended on or after January 1, 2016, indicates which of those Tax Returns have been audited, and indicates which of those Tax Returns currently are the subject of audit.

(f) Tax Jurisdictions. No written claim by any taxing authority in a jurisdiction in which neither AB nor any AB Subsidiary files or has filed Tax Returns has been received by AB or any AB Subsidiary since January 1, 2017, asserting that AB or any AB Subsidiary is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. None of AB or any AB Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. None of AB or any AB Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely AB and its AB Subsidiaries), (ii) have any liability for Taxes of any Person (other than AB or any AB Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, or by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between AB and/or any AB Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(i) Post-Closing Tax Items. AB and the AB Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) material change in method of accounting for a taxable period ending on or prior to the Effective Date made prior to the Closing, (ii) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the date of Closing, (iii) material installment sale or open transaction disposition made on or prior to the date of Closing, (iv) material prepaid amount received on or prior to the date of Closing, (v) election under IRC Section 108(i), (vi) inclusion under Code Section 965(a), or (vii) election under Code Section 965(h) or (i).

(j) Ownership Changes. Without regard to this Agreement, none of AB or any AB Subsidiary have undergone an “ownership change” within the meaning of IRC Section 382 at any time since January 1, 2017.

(k) U.S. Real Property Holding Corporation. None of AB or any AB Subsidiary have been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(A).

(l) IRC Section 355. None of AB, the Bank or any other AB Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(m) Listed Transactions. None of AB, the Bank, or any other AB Subsidiary have been a party to, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2) at any time since January 1, 2017.

(n) IRC Section 280G. Except as set forth in Schedule 3.1.7(n), none of AB or any AB Subsidiary have made any payments, are obligated to make any payments or are a party to any agreement that could obligate AB or any AB Subsidiary to make any payments that are not deductible under IRC Section 280G.

3.1.8 Regulatory Matters.

(a) Since January 1, 2018, to the Knowledge of AB, AB and each AB Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and AB has no Knowledge of, nor has it received since January 1, 2018, written notice of, any defaults or violations of any applicable Law.

(b) None of AB or any AB Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, federal or state regulatory authorities, nor have any of them been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) Each of AB and the AB Subsidiaries has, to the Knowledge of AB, administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, materially in accordance with the terms of the governing documents and applicable Law. None of AB, any AB Subsidiary, or any director, officer, or employee of AB or any AB Subsidiary have, to the Knowledge of AB, committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(d) None of AB or any AB Subsidiary, nor, to the Knowledge of AB, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(e) To the extent that either AB or the Bank has originated or otherwise participated in any program or benefit created or modified by the Covid-19 Relief Acts, including but not limited to the PPP, it has done so in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the SBA with the respect to loans originated pursuant to or in association with the PPP. To the extent that either AB or the Bank has originated or otherwise participated in the PPP, it has done so in good faith and in material compliance with all applicable Laws in effect at the time.

3.1.9 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, Leases or any Plans or Compensation Plans, none of AB or any AB Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.9(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement to which AB or the Bank is a party that:

(i) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of AB or any AB Subsidiary;

(ii) obligates AB or any AB Subsidiary to conduct business with any third party on an exclusive basis;

(iii) grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights, or Properties of AB or any AB Subsidiary;

(iv) limits the payment of dividends by AB or any AB Subsidiary;

(v) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi) provides for payments to be made by AB or any AB Subsidiary upon a change in control thereof;

(vii) provides for an ongoing obligation of indemnification by AB or any AB Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification;

(viii) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by AB or any AB Subsidiary on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) involves capital expenditures in excess of $100,000 per project or series of related projects, or $250,000 in the aggregate;

(x) is a contract, agreement, or arrangement to which any Affiliate, officer, director, employee or consultant of AB or any AB Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in material accordance with all applicable regulatory requirements with respect to it);

(xi) would prevent, materially delay or materially impede AB’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii) contains a put, call or similar right pursuant to which AB or any AB Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or

(xiii) is otherwise not entered into in the ordinary course of the business of AB or any AB Subsidiary or is to be performed after the Execution Date and is material to the operations of AB or any AB Subsidiary or to AB’s financial condition or results of operations on a consolidated basis.

(b) (i) Each Material Contract is a valid and legally binding agreement of AB or any AB Subsidiary, as applicable, and, to the Knowledge of AB, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by the General Enforceability Exceptions) and is in full force and effect; (ii) AB or an AB Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of AB or an AB Subsidiary and, to the Knowledge of AB, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) to the Knowledge of AB and except as set forth in Schedule 3.1.9(b), no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a material breach, violation or default on the part of AB or an AB Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.9(b) sets forth a true and complete list of all Material Contracts pursuant to which consents, notices or waivers are required, in each case, prior to the performance by AB of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.10 Compliance. Each of AB and the AB Subsidiaries has at all times since January 1, 2018, been in compliance with all applicable Laws and had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit AB and each AB Subsidiary to carry on their respective businesses as they are presently conducted, except where the failure to do so has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of AB, no suspension or cancellation of any of them is threatened.

3.1.11 Litigation. No material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of AB, the Bank (other than routine foreclosure proceedings), or any other AB Subsidiary, and there is no material pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of AB, investigation against AB, the Bank, or any other AB Subsidiary and, to the Knowledge of AB, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.12 No Material Adverse Effect. Since December 31, 2020, (a) AB and the AB Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB.

3.1.13 Asset Classification.

(a) Schedule 3.1.13 sets forth a list, accurate and complete, as of December 31, 2020, and as of March 31, 2021, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans (including loans originated pursuant to or in association with the PPP), extensions of credit and other assets of AB and the Bank that have been criticized or classified by any internal audit conducted by AB and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b) No amounts of the Bank’s loans, extensions of credit or other assets that have been classified by the Bank, in each case consistent with GAAP or applicable regulatory requirements, as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” as of December 31, 2020, or as of March 31, 2021, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by AB or the Bank before the Execution Date.

3.1.14 Insurance. AB and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all material rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.14 lists all insurance policies maintained by AB and the AB Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.15 Labor Matters.

(a) None of AB or any AB Subsidiary are a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither AB nor any AB Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving AB or any AB Subsidiary is pending or, to the Knowledge of AB, threatened. AB has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) AB has made available to GBCI all material personnel manuals, handbooks, or policies, rules or procedures applicable to Employees and the terms of their employment. Each of AB and its AB Subsidiaries are and since January 1, 2018, have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors, in each case, except any noncompliance which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AB. Other than as listed on Schedule 3.1.15, no Employee has a written contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to AB or any AB Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). AB has provided to GBCI a true and complete list of all independent contractors and consultants to AB or an AB Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.16 Employee Benefits.

(a) AB has no ERISA Affiliates (other than the Bank).

(b) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by AB, the Bank or any other AB Subsidiary, as the case may be. AB and the AB Subsidiaries are not now nor have ever been a contributing employer to, or sponsor of, a “multiemployer plan” within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(c) Schedule 3.1.16(c) sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentive compensation, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, and whether or not subject to ERISA, that is or has been sponsored, maintained, contributed to, or required to be contributed to, by AB or any AB Subsidiary for the benefit of any employees or former employees of AB or any AB Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between AB or any AB Subsidiary and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, summary of material modifications, governmental filings (on Form 5500 series or otherwise) and actuarial reports relating to such Compensation Plans), including plan documents and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(d) All of the Compensation Plans have been maintained, and are, in all material respects, in compliance (both in form and operation) with any applicable Laws, including ERISA and the IRC. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service and, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of AB, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of each such Plan. All such

Plans have been timely amended for all such requirements. No litigation, audit, or investigation relating to the Compensation Plans is pending or, to the Knowledge of AB, threatened. To the Knowledge of AB, there has been no “non-exempt prohibited transaction”, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither AB nor any AB Subsidiary has engaged in such non-exempt prohibited transactions with respect to any Plan.

(e) All contributions required to be made under the terms of any Plans have been timely made and paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued and reflected in the AB Financial Statements. Neither AB nor the AB Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. No Plan has an “accumulated funding deficiency” (whether waived or not waived) within the meaning if IRC Section 412 or ERISA Section 302. None of AB or any AB Subsidiary have provided, or are required to provide, security to any Plan under IRC Sections 401(a)(29) or 412(f) of ERISA Sections 306 and 307.

(f) Except as required by IRC Section 4980B or Part 6 of Subtitle B of Title I of ERISA (or any similar state Law), neither AB nor any AB Subsidiary have any material obligations for retiree health or life benefits.

(g) No provision of the documents governing any Plan contains restrictions on the rights of AB or any AB Subsidiary or their successors to amend, merge, or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits. Neither AB nor any AB Subsidiary has a commitment or obligation, or has made any representations, to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise.

(h) Except as disclosed in Schedule 3.1.16(h), the Transactions (either alone or upon the occurrence of any additional or subsequent events) will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.16(h) have been properly accrued in accordance with GAAP.

(i) Except as disclosed in Schedule 3.1.16(i), neither AB nor any AB Subsidiaries maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(j) To the Knowledge of AB, all required reports and descriptions (including, but not limited to, Form 5500 annual reports, summary annual reports, summary plan descriptions, and summary of material modifications) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan in all material respects. The requirements of COBRA and any applicable state continuation laws have been met in all material respects with respect to each applicable Plan.

(k) Each Compensation Plan that is subject to IRC Section 409A has in all material respects been operated in compliance with, and is in documentary compliance with, such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.17 Required Vote; Takeover Laws.

(a) The affirmative vote of the holders of a majority of the outstanding shares of AB Stock entitled to vote is necessary to approve this Agreement and the Merger on behalf of AB. No other vote of the shareholders of AB is required by Law, AB’s articles of incorporation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b) AB and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transactions are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover Laws and regulations of any state, including, without limitation, the State of Utah, applicable to it (collectively, “Takeover Laws”). AB and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the articles of incorporation and bylaws of AB and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). AB has no shareholder rights plan, “poison pill,” or similar plan.

3.1.18 Fairness Opinion. Prior to the execution of this Agreement, the board of directors of AB has received an opinion (which if initially rendered verbally, has been or will be confirmed by a written opinion as of the same date) from KBW, to the effect that, as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the Per Share Stock Consideration is fair, from a financial point of view, to the holders of AB Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded and continues in effect as of the date hereof.

3.1.19 Broker’s or Finder’s Fees. Except for the fees of KBW to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of AB or any AB Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.20 Tax Treatment of Merger. To the Knowledge of AB, there is no fact or circumstance relating to it or its Subsidiaries that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.1.21 No Other Representations or Warranties.

(a) Except for the representations and warranties made by AB and the Bank in this Section 3.1, none of AB, any AB Subsidiary or any other Person makes any representations or warranties on behalf of AB or any AB Subsidiary.

(b) AB and the Bank acknowledge and agree that GBCI and Glacier Bank have not made and are not making, and AB and the Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.2.

3.2 Representations and Warranties of GBCI and Glacier Bank. Each of GBCI and Glacier Bank represents and warrants to AB and the Bank that, except (a) as set forth in the GBCI SEC Reports prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in the Disclosure Schedule:

3.2.1 Organization and Good Standing; Authority.

(a) GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GBCI is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) Glacier Bank is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a Montana state-chartered bank and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. Glacier Bank is not in violation of any of the provisions of its articles of incorporation or bylaws.

(c) Each GBCI Subsidiary is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

(d) This Agreement has been duly executed and delivered by each of GBCI and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by AB and the Bank, is a valid and binding obligation of each of GBCI and Glacier Bank enforceable against GBCI and Glacier Bank, respectively, in accordance with its terms, except for the General Enforceability Exceptions.

3.2.2 No Breach or Violation.

(a) The execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and the consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of GBCI or Glacier Bank, (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which GBCI or any GBCI Subsidiary or its assets or properties is bound or to which it is a party (collectively, the “GBCI Contracts”), (iii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.2.2(b) have been obtained or made, as applicable, a material violation of any Law or any governmental or non-governmental permit or license to which either GBCI or any GBCI Subsidiary, or any of their respective Properties or assets is subject, or (iv) any change in the rights or obligations of any party to a GBCI Contract, except, in the case of clause (ii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

(b) The execution, delivery and performance of this Agreement by GBCI and Glacier Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the NASDAQ Global Select Market, (vi) the filing of the Articles of Merger as required by the UBCA and the MBCA, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.3 Capital Stock.

(a) The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 117,187,500 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and a total of 95,505,862 shares of GBCI Common Stock were issued and outstanding as of April 30, 2021, all of which shares were duly authorized, validly issued and fully paid and nonassessable.

(b) As of April 30, 2021, except for 5,575 shares of GBCI Common Stock reserved for issuance upon exercise of options duly granted under the GBCI Stock Plan and outstanding, 217,231 shares of GBCI Common Stock reserved for issuance upon the settlement of outstanding or payable restricted stock units under the GBCI Stock Plans and 1,802,978 shares of GBCI Common Stock reserved for issuance pursuant to future grants under the GBCI Stock Plans, (i) there are no shares of GBCI Common Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for capital stock of or other equity or voting securities of or an ownership interest in GBCI or any GBCI Subsidiary, and (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or GBCI’s obligation to issue, transfer, redeem, repurchase, sell or register, capital stock of or other equity or voting securities of or an ownership interest in GBCI (or securities or rights convertible into or exchangeable or exercisable for capital stock of or other equity or voting securities of or an ownership interest in GBCI).

3.2.4 Reports and Financial Statements.

(a) Since January 1, 2018, GBCI and each GBCI Subsidiary has filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GBCI has filed all reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2018 (the “GBCI SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GBCI SEC Reports complied (and each GBCI SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GBCI SEC Reports. To the Knowledge of GBCI, no enforcement action by the SEC relating to its disclosures in any GBCI SEC Report is pending or threatened against GBCI or its directors or officers.

(c) Each of GBCI’s balance sheets included in the GBCI Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GBCI maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GBCI and the GBCI Subsidiaries. Since January 1, 2018, GBCI has not identified any material weaknesses in the design or operation of its internal control over financial reporting, and GBCI has not effected any material change in its internal control over financial reporting.

(e) The books and records of GBCI and the GBCI Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares and all cash payable upon cancellation of the AB Options; and (b) a sufficient number of shares of GBCI Common Stock authorized and available to issue the GBCI Shares.

3.2.6 Regulatory Matters.

(a) Since January 1, 2018, to the Knowledge of GBCI, GBCI and each GBCI Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of (i) any applicable Laws including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and GBCI has no Knowledge of, nor has it received since January 1, 2018, written notice of, any defaults or violations of any applicable Law.

(b) None of GBCI or any GBCI Subsidiary is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of any Governmental Authority, nor has it been advised by such Governmental Authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) To GBCI’s Knowledge, as of the date of this Agreement, there is no fact or circumstance that would reasonably be expected to result in any of the Requisite Regulatory Approvals not being received in order to permit consummation of the Transactions on a timely basis.

3.2.7 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI, each of GBCI and the GBCI Subsidiaries (a) is and, since January 1, 2018, has been in compliance with all applicable Laws and (b) has at all times since January 1, 2018, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GBCI and each GBCI Subsidiary to carry on their respective businesses as they are presently conducted.

3.2.8 Litigation. No material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, proceeding or investigation against GBCI or any GBCI Subsidiary which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.9 No Material Adverse Effect. Since December 31, 2020, (a) GBCI, Glacier Bank and the other GBCI Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.10 Tax Treatment of Merger. To the Knowledge of GBCI, there is no fact or circumstance relating to it or its Subsidiaries that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.2.11 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GBCI and Glacier Bank in this Section 3.2, none of GBCI, any GBCI Subsidiary or any other Person makes any representations or warranties on behalf of GBCI or any GBCI Subsidiary.

(b) GBCI and Glacier Bank acknowledge and agree that AB and the Bank have not made and are not making, and GBCI and Glacier Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.1.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Conduct of AB’s and the Bank’s Businesses Prior to Closing. AB and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to AB, subject to applicable Law, the books, records, Properties, contracts, and documents of AB, the Bank, and each other AB Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. AB and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI, subject to the restrictions set forth in this Section 4.1.1.

(b) Upon prior written reasonable request by GBCI, AB and the Bank will request that any third parties involved in the preparation or review of the AB Financial Statements or Subsequent AB Financial Statements, or in the calculation of the AB Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI (which consent shall not be unreasonably withheld, conditioned or delayed under subparagraphs (d), (e), (k), and (o) below), subject to applicable Law and except (y) as set forth on Schedule 4.1.2 and (z) for Permitted Actions, from the date of this Agreement until the earlier of the Effective Time or an earlier Termination Date, AB and the Bank will use commercially reasonable efforts to conduct their respective businesses only in the ordinary course of business in all material respects and will not do, and AB will not permit any other AB Subsidiary to do, any of the following:

(a) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional AB Securities or shares of capital stock of an AB Subsidiary; provided that AB may issue the foregoing upon the settlement of any AB Option or AB RSU outstanding as of the date of this Agreement;

(b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any AB Securities or shares of capital stock of an AB Subsidiary (other than repurchases in the ordinary course of business to satisfy obligations under a Plan); provided that AB may repurchase or otherwise acquire shares in connection with the acceptance of shares underlying AB Options as payment for the per share exercise price of the AB Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of the AB Options or AB RSUs, in each case in accordance with the AB Stock Plans and individual award agreements;

(c) other than (i) as permitted by this Agreement or (ii) as is otherwise consistent with past practices with respect to timing and amounts, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to AB Stock;

(d) solicit or accept deposit accounts of a materially different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds, Federal Home Loan Bank borrowings, repurchase agreements or similar obligations incurred in the ordinary course of business);

(e) offer or make loans or other extensions of credit of a materially different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $3,000,000 for any loan subject to an exception (those “tracked” by AB and considered to be material exceptions) or $5,000,000 for any other loan without prior consultation with GBCI, for which GBCI will at all times make appropriate personnel reasonably available and approval for such loan or extension of credit will be deemed provided if GBCI has not responded to the Bank’s request within 24 hours after GBCI’s receipt of a complete loan package concerning the loan or extension of credit at issue;

(f) make any material changes to the Bank’s ACL without prior consultation with GBCI;

(g) fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(h) amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

(i) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable Laws, regulations, or regulatory policies;

(j) other than as may be required (i) by GAAP, (ii) for Tax purposes, (iii) by Law, or (iv) to take advantage of any beneficial Tax or accounting methods, implement or adopt any change in its accounting principles, practices or methods, including with respect to the implementation of current expected credit losses;

(k) enter into, amend, renew, or terminate any contracts calling for a payment by any of them of more than $250,000 individually or $500,000 in the aggregate (including without limitation real property leases, data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money and entered into in the ordinary course of business;

(l) acquire, sell, transfer, assign, encumber, or otherwise dispose of any material assets (other than REO Property or foreclosed assets) having a value greater than $250,000;

(m) acquire an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure) or leasehold interest in any real property other than the Real Property and in the case of any acquisition of an ownership interest in Real Property, no such ownership shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(n) other than (i) in accordance with binding commitments existing on the Execution Date or (ii) as set forth in AB’s 2021 capital expenditure budget as made available to GBCI on or prior to the Execution Date, make any capital expenditures in excess of $2,000,000 per project or series of related projects or $5,000,000 in the aggregate;

(o) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(p) except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $5,000,000 individually or $10,000,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by AB or the Bank in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of AB or the Bank or GBCI or Glacier Bank;

(q) enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transactions; or

(r) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Transactions or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 AB and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, AB or the Bank, as applicable, shall:

(a) Use their respective commercially reasonable efforts to satisfy any contractual notice or similar requirements under, and obtain any consents required by, the Material Contracts arising from the Transactions, or that will arise out of completion of the Transactions.

(b) Except as otherwise provided in this Agreement and as permitted by applicable Law, effective at or prior to the Effective Time, (i) terminate by all necessary and appropriate actions of the boards of directors of AB and the Bank, as applicable, such Compensation Plans as may be reasonably requested by GBCI, including without limitation, as set forth on Schedule 4.1.3(b), after bringing all plan documents into compliance with all legislative and regulatory requirements that are effective upon the termination date of the Compensation Plans, and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Compensation Plans to cease and cause the cancellation of any contract, arrangement or insurance policy relating to any such Compensation Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, AB and the Bank shall, prior to the date of calculation of AB Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transactions. All resolutions, notices, or other documents issued, adopted or executed by AB or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, and AB and the Bank shall cooperate reasonably with GBCI in connection with the actions required by this subsection and subsection (c) below, and in the implementation of Section 6.4 below.

(c) GBCI shall take such as actions as may be reasonably required to permit current Employees who continue employment with GBCI, Glacier Bank or their Affiliates after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, inclusive of loans) in cash in an amount equal to the full account balance of such continuing Employee from the AB 401(k) Plan.

(d) Take such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

(e) Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.

(f) Cooperate with, and support using commercially reasonable efforts, Glacier Bank in its efforts to secure post-Closing employment or similar agreements with key current Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key current Employees may agree.

(g) Take such corporate or other actions as may be requested by GBCI to terminate AB’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

4.1.4 Maintenance of Properties. Except for Permitted Actions, AB and the Bank will use commercially reasonable efforts to maintain their respective Properties and equipment (and related insurance or its equivalent) in all material respects in accordance with good business practice, normal wear and tear excepted.

4.1.5 Preservation of Business Organization. Except for Permitted Actions, each of AB and the Bank will use its commercially-reasonable efforts to in all material respects: (a) preserve its respective business organization; (b) maintain the services of current management and current Employees; and (c) preserve the goodwill of suppliers, customers and others with whom AB and the Bank have business relations.

4.1.6 Senior Management. Except for Permitted Actions and as otherwise provided in this Agreement, and excluding resignations, without prior consultation with GBCI, AB and the Bank will not (a) hire management personnel having the rank of senior vice-president or higher, except where such hire is to replace management personnel that have resigned or been terminated for cause, or (b) terminate management personnel having the rank of senior vice-president or higher, except where such termination is for cause.

4.1.7 Compensation. Except for Permitted Actions and as set forth on Schedule 4.1.7, AB and the Bank will not permit any material increase in the current or deferred compensation payable or to become payable by AB, the Bank, or any other AB Subsidiary to any of their directors, officers, employees, agents or consultants other than normal increases in compensation in accordance with AB’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases. Without the prior written approval of GBCI, AB, the Bank and each other AB Subsidiary will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.8 Updates of Financial Statements. AB will use commercially reasonable efforts to deliver to GBCI the Subsequent AB Financial Statements and Subsequent Bank Financial Statements, (a) for each month ending after the Execution Date and before Closing or an earlier Termination Date, within 15 days after each such month-end (including year-end), and (b) for the fiscal year ended December 31, 2021, within 75 days after the end of the fiscal year. The Subsequent AB Financial Statements and the Subsequent Bank Financial Statements: (w) will be prepared from the books and records of AB and the Bank; (x) will present fairly the financial position and operating results of AB and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.4) or the regulations promulgated by applicable regulatory authorities, to the extent then applicable to such financial statement, and (z) will reflect all liabilities, of AB and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or regulatory requirements, or (ii) not material in amount. All contingent liabilities known to AB that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent AB Financial Statements will be disclosed in writing to GBCI.

4.1.9 Acquisition Proposal. AB and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. AB agrees that neither it nor any of its Subsidiaries will, and AB will direct and use its commercially reasonable efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of AB) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event AB receives an unsolicited bona fide Acquisition Proposal and the board of directors of AB determines prior to approval of this Agreement and the Merger by AB’s shareholders at the AB Meeting, in good faith and after consultation with independent legal counsel, that (a) such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, provide confidential information or data to, or have any discussions with a Person in connection with such Acquisition Proposal, AB may do so to the extent the board of directors of AB determines it is required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, AB and such Person shall have executed a confidentiality agreement on terms at least as favorable to AB as those contained in the Confidentiality Agreement. AB will further notify GBCI in writing promptly (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with AB, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received (it being understood that the name of Person making the Acquisition Proposal may be redacted from the copy of the written proposal provided to GBCI). AB will take the necessary steps to inform the appropriate individuals or entities referred to in the second sentence of this Section 4.1.9 of the obligations to be undertaken in this Section 4.1.9. Nothing contained in this Section 4.1.9 shall prohibit AB or the board of directors of AB from complying with AB’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the board of directors of AB’s recommendation that AB’s shareholders approve this Agreement and the Merger unless the board of directors of AB reaffirms such recommendation in such disclosure.

4.1.10 Status of Title. AB will use its commercially reasonable efforts to provide GBCI, no later than 45 days after the Execution Date, lot book or similar reports for the Owned Real Estate issued by title insurance companies reasonably satisfactory to GBCI (the “Title Companies”), the cost of which shall be paid by GBCI. Such reports shall show the current status of title to the Owned Real Estate. Within 30 days after the date on which AB delivers the foregoing reports to GBCI for its review, GBCI will inform AB in writing whether, and in what manner, it objects to any of the exceptions to title shown in any of the title reports (such notice, an “Objection Notice”). AB will, within 20 days of the date on which it receives a written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove or cure at or prior to Closing (the “Response Notice”). AB will not, in any event, be obligated to seek removal, cure of, or otherwise remedy exceptions that are (a) nonmonetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate as bank branch locations or as otherwise used by AB or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in the AB Financial Statements, or (c) matters that GBCI has not taken objection to in an Objection Notice (such title exceptions together, “Permitted Exceptions”). AB will in good faith use commercially reasonable efforts, at AB’s expense, to remove, cure, or otherwise remedy any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure. At Closing, if requested by GBCI, AB will reasonably cooperate, at GBCI’s expense, with GBCI’s efforts to cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties constituting Owned Real Estate, in an amount commensurate with the value of each such Property as agreed upon by GBCI and AB, dated as of the Effective Date, insuring fee title in GBCI or such Subsidiary of GBCI, as so designated by GBCI, and that each such Property is unencumbered by any Liens, other than the Permitted Exceptions.

4.1.11 Directors’ and Officers’ Liability. Before the Effective Date, AB will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of AB, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to AB, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.12 Review of Loans. AB and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ACL and to establish, following the Effective Time, appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.13.

4.2 Conduct of GBCI’s and its Subsidiaries’ Businesses Prior to Closing. GBCI and Glacier Bank covenant that, from the Execution Date and prior to Closing, without prior written consent of AB (which consent shall not be unreasonably withheld, conditioned or delayed), subject to applicable Law and except (w) as set forth on Schedule 4.2, (x) as required by the FDIC, the Montana Commissioner, the Federal Reserve or other applicable regulatory authority (so long as AB receives prior written notice of such required action), (y) specifically contemplated by this Agreement (including in the Disclosure Schedule), or (z) any Covid-19 Action, from the date of this Agreement until the earlier of the Effective Time or an earlier Termination Date, GBCI and Glacier Bank will use commercially reasonable efforts to conduct their respective business only in the ordinary course of business in all material respects.

4.3 Registration Statement; AB Shareholders Meeting.

4.3.1 Preparation of Registration Statement.

(a) GBCI and AB will use their commercially reasonable efforts to jointly prepare and jointly file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) for registration of the GBCI Shares to be issued in the Merger and a related prospectus/proxy statement (the “Prospectus/Proxy Statement”) with the SEC within 45 days after the Execution Date.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their commercially reasonable efforts to promptly obtain the clearance of the SEC, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) Each party will provide the other party for inclusion or incorporation by reference in the Registration Statement or Prospectus/Proxy Statement, as applicable, all required information relating to such party or its Affiliates as the party making such filing may reasonably request for the purpose of including such data and information in the Registration Statement or Prospectus/Proxy Statement (as applicable) and any amendments or supplements thereto. Each party and its counsel shall be given the opportunity to review and comment on the Prospectus/Proxy Statement and Registration Statement, as applicable, including any amendments thereto and related correspondence with the SEC, before it is filed with the SEC. Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the AB Meeting), all information set forth in the

Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of AB relating to AB and the Bank, (i) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. AB will pay all fees and costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses. Each of AB and GBCI will pay (a) one-half of the costs associated with the printing and mailing of the Prospectus/Proxy Statement to AB’s shareholders and (b) its own other direct costs incurred by it in connection with the Prospectus/Proxy Statement, with all such costs paid by AB to be included as and in the calculation of Transaction Related Expenses.

4.3.2 Submission to Shareholders. AB will promptly take the actions necessary in accordance with applicable Law and its articles of incorporation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “AB Meeting”). The AB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to AB’s shareholders without objection by applicable Governmental Authorities. The board of directors of AB has adopted a resolution recommending approval of this Agreement and the Merger by AB’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, AB receives a Superior Proposal and the board of directors of AB determines, in good faith and upon the written advice of independent legal counsel, that it would be inconsistent with its fiduciary duties under applicable Law not to withdraw, modify, or qualify such recommendation. AB shall use its commercially reasonable efforts to obtain from the shareholders of AB approval of this Agreement in accordance with Utah Law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Merger. Subject to applicable Law, AB shall adjourn or postpone the AB Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of AB Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such AB Meeting, (a) AB has not received proxies representing a sufficient number of shares necessary to obtain the required approval by AB’s shareholders and such approval remains possible to obtain and (b) the shareholders of AB have authorized by the requisite vote under Utah Law the adjournment pursuant to the Prospectus/Proxy Statement; provided that AB shall only be required to adjourn the AB Meeting two times pursuant to this Section 4.3.2.

4.4 Submission to Regulatory Authorities. GBCI and AB will use commercially reasonable efforts to promptly prepare, promptly file (but in any event within 45 days of the Execution Date) and timely effect all documentation, applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances and orders of or from the Federal Reserve, the FDIC, the Montana Commissioner and Utah Department of Financial Institutions and any other Governmental Authority, in each case, required to consummate the transactions contemplated by this Agreement, including the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the Transaction. GBCI will provide to AB copies of all non-confidential portions of such documentation, applications, notices, petitions and filings for review and comment by AB prior to their submission to the applicable Governmental Authorities. These documentation, applications, notices, petitions and filings are expected to include (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve, pursuant to Federal Reserve Regulation Y § 225.12(d) with respect to the Merger; (b) an application or notice to the Montana Commissioner and Utah Department of Financial Institutions and related filings regarding the Transactions; and (c) filings and coordination with the offices of the Secretary of State of Montana and the Utah Division of Corporations, with respect to the Merger and the Bank Merger. AB and the Bank will cooperate with GBCI and use their commercially reasonable efforts to assist GBCI in obtaining all Requisite Regulatory Approvals. AB and the Bank shall reasonably cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, AB, or the Bank to any third party or Governmental Authority in connection with the Transaction.

4.5 Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement and its subject matter, the timing and content of any announcements, press releases or other public statements concerning the Merger or the Bank Merger will occur upon, and be determined by, the mutual consent of AB and GBCI.

4.6 Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or AB and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.7 Transition. During the period from the Execution Date to the Effective Time, AB and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of their ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, AB, and the Bank shall also meet as reasonably requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither AB nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless AB and the Bank otherwise agree, no conversion shall take place prior to the Effective Time; provided, however, no such request by or behalf of GBCI or Glacier Bank shall interfere materially with the performance of duties by any employee of AB or the Bank. Notwithstanding the foregoing or anything else set forth in this Agreement, nothing shall give GBCI or Glacier Bank, directly or indirectly, the right to control or direct AB’s or the Bank’s operations prior to the Effective Time. Prior to the Effective Time, AB and the Bank will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their operations.

4.8 Notice of Certain Events; Cooperation. GBCI and AB will each provide the other with prompt written notice of: (a) any events that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to it, (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to it, and (c) any shareholder or other litigation or community-based protests, or any threat of such litigation or protest, against such party or its directors relating in any manner to this Agreement or the transactions contemplated hereby and shall keep the other party fully informed regarding any such shareholder or other litigation or protests, or threat related thereto, including providing all relevant documentation reasonably requested. No settlement shall be agreed to without GBCI’s prior written consent. The parties will reasonably cooperate with each other in all material respects between the Execution Date and Closing to resolve any fact or circumstance identified by a party that would give rise to a breach of any of the representations, warranties, agreements or covenants in this Agreement if such facts or circumstances had been present as of the Execution Date. In addition, AB will notify GBCI in the event it or any AB Subsidiary acquires a fee ownership or leasehold interest in any real property, as specified in Section 4.1.2. Notwithstanding anything in this Section 4.8 to the contrary, a failure to provide notice pursuant to this Section 4.8 shall not, in and of itself, result in a failure of any condition to the obligation of any party to consummate the Merger pursuant to Article 5 unless the underlying event would independently result in a failure to meet any such condition.

4.9 Confidentiality. Subject to the requirements of Law, each party will keep and hold as confidential, and will exercise commercially reasonable efforts to cause its representatives to keep and hold as confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will remain bound by the terms of the Confidentiality Agreement, which will continue in accordance with its terms.

4.10 Listing. Prior to the Effective Time, GBCI shall cause to be filed with the NASDAQ Global Select Market such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.11 Blue Sky Filings. GBCI will use commercially reasonable efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities Laws or “Blue Sky” permits and approvals.

4.12 Tax Treatment. Neither GBCI and its Subsidiaries nor AB and the AB Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization under IRC Section 368(a). Each of GBCI and its Subsidiaries and AB and the AB Subsidiaries shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization under IRC Section 368(a). The parties shall report the Merger for all Tax purposes in a manner consistent with qualification as a reorganization under IRC Section 368(a).

4.13 AB Closing Capital. No earlier than the 15th Business Day prior to the parties’ agreed-upon anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 11th Business Day before the Anticipated Closing Date, AB shall calculate in good faith and provide to GBCI the estimated AB Capital as of the Anticipated Closing Date and shall provide GBCI with a copy of the proposed Subsequent AB Financial Statements and Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated AB Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated AB Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify AB as to whether GBCI accepts or disputes the amount of the estimated AB Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and AB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to, and independent of, the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and AB the resolution of such disputed matters and the effect of such determinations on the calculation of the AB Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and AB mutually agree upon a different amount. The AB Capital estimated as of Closing, as determined and agreed upon in writing by GBCI and

AB in accordance with this Section 4.13, is the “AB Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.13 and Section 4.14 below shall be shared equally by GBCI, on the one hand, and AB, on the other hand, and AB’s portion shall be an expense in the calculation of the AB Closing Capital.

4.14 Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 11th Business Day before such Closing, AB shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within three Business Days following receipt thereof, notify AB as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and AB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.13. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and AB in accordance with this Section 4.14, are the “Final Transaction Related Expenses.”

4.15 Payment of Dividend; Adjustment to Per Share Stock Consideration

4.15.1 Payment of Dividend. If the AB Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including without limitation in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expenses Amount), AB may, upon prior written notice to GBCI not less than 10 Business Days prior to Closing and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in an amount equal to the positive Closing Capital Differential.

4.15.2 Adjustment to Per Share Stock Consideration. If the AB Closing Capital is less than the Closing Capital Requirement (i.e. the Closing Capital Differential is a negative number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expenses Amount), then the Per Share Stock Consideration will be reduced on a per share basis by an amount, rounded to the nearest thousandth (referred to as the “Stock Consideration Per Share Adjustment Amount”), determined by dividing the remaining balance in the negative Closing Capital Differential by the GBCI Average Closing Price, and dividing that result by the number of shares of AB Stock outstanding at the Effective Time.

4.16 Commercially Reasonable Efforts(a) . Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger and the Bank Merger, as soon as reasonably practicable, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing. Without limiting the generality of the foregoing, GBCI and its Subsidiaries will use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to Requisite Regulatory Approvals and to obtain the Requisite Regulatory Approvals as promptly as possible after the Execution Date, and no later than the Outside Date; provided that GBCI shall not be required to take any action in furtherance of this Section 4.16 that would be reasonably likely to deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transaction to GBCI.

4.17 GBCI Common Stock Issuable in Merger. The GBCI Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.18 Section 16 Matters. Prior to the Effective Time, the boards of directors of GBCI and AB, or a committee of nonemployee directors thereof (as such terms is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall each take all such steps as may be necessary or appropriate to cause any (a) disposition of AB Stock held by officers or directors of AB subject to the reporting requirements of Section 16(a) of the Exchange Act (such “AB Insiders”), or (b) acquisition of GBCI Common Stock by such AB Insiders pursuant to the transactions contemplated by this Agreement (to the extent necessary based on such AB Insiders position immediately following the Merger), to be exempt from short-swing profit liability to the fullest extent authorized under Rule 16b-3 promulgated under the Exchange Act.

4.19 Tax Information. From the Execution Date and prior to Closing, AB will, and will cause each AB Subsidiary to, reasonably cooperate with GBCI in preparing and obtaining any Tax information relating to AB and the AB Subsidiaries reasonably requested by GBCI, such as asset basis, net operating losses, credits or similar tax attributes, or further information on the tax treatment of particular transactions effected, or Tax Returns filed by AB or AB Subsidiaries.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Authorities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transaction to GBCI.

5.2 Conditions to Obligations of GBCI. The obligations of GBCI to consummate the Merger are subject to satisfaction or written waiver by GBCI of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The (a) representations and warranties of AB and the Bank contained in Sections 3.1.3(a), 3.1.3(b), 3.1.3(c), 3.1.12 and 3.1.18 will be true and correct in all respects, except, in the case of Sections 3.1.3(a), 3.1.3(b), and 3.1.3(c) with respect to de minimis inaccuracies, (b) representations and warranties of AB and the Bank contained in the first sentence of Section 3.1.1(a), the first sentence of Section 3.1.1(b), and Sections 3.1.1(d), 3.1.2, and 3.1.19 will be true and correct in all material respects, and (c) representations and warranties of AB and the Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.2.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to AB, in the case of clause (b) and clause (c) of this Section 5.2.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). AB and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of AB and the Bank and dated as of the Effective Date.

5.2.2 Compliance. AB will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. AB will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of AB and dated as of Closing.

5.2.3 Closing Capital and Financial Statements. AB will have delivered to GBCI the financial information set forth in Section 4.13, and the parties will have agreed upon the amount of AB Closing Capital pursuant to the terms of Section 4.13.

5.2.4 Transaction Related Expenses. AB will have delivered to GBCI the financial information set forth in Section 4.13 and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.14.

5.2.5 No Material Adverse Effect. Since the Execution Date, there will have been (a) no material damage, destruction or loss (whether or not covered by insurance) or other event that, in any such case, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on AB or (b) the commencement of any proceeding against AB or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to AB.

5.2.6 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger.

5.2.7 Tax Opinion. GBCI will have obtained from Miller Nash Graham & Dunn LLP (or, if Miller Nash Graham & Dunn LLP is unwilling or unable to issue such opinion, from alternative counsel reasonably acceptable to each of GBCI and AB) an opinion addressed to GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to AB). In rendering such opinion, Miller Nash Graham & Dunn LLP (or any applicable alternative counsel) may require and rely upon customary representations contained in certificates of officers of each of GBCI and AB or any Subsidiary of either, in form and substance reasonably acceptable to such counsel.

5.2.8 Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of AB and the Bank; (b) AB, as sole shareholder of the Bank; and (c) the shareholders of AB.

5.2.9 Resignation of Directors. The directors of AB and the Bank will have tendered their written resignations from the respective board of directors of AB and the Bank, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.10 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.3, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.11 AB ESOP. Take such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

5.3 Conditions to Obligations of AB. The obligations of AB to consummate the Merger are subject to satisfaction or written waiver by AB of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The (a) representations and warranties of GBCI and Glacier Bank contained in Section 3.2.9 will be true and correct in all respects, (b) representations and warranties of GBCI and Glacier Bank contained in the first sentence of Section 3.2.1(a), the first sentence of Section 3.2.1(b), and Sections 3.2.1(c), 3.2.2 and 3.2.3(a) will be true and correct in all material respects, and (c) representations and warranties of GBCI and Glacier Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.3.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GBCI, in the case of clause (b) and clause (c) of this Section 5.3.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to AB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of the Effective Date.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to AB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Material Adverse Effect. Since the Execution Date, there will have been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI.

5.3.4 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.10, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.5 No Legal Prohibition. No order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority shall be in effect preventing the consummation of or invalidating the Merger, provided that AB and the Bank shall have complied with their obligations pursuant to Section 4.4 and Section 4.16.

5.3.6 Tax Opinion. AB will have obtained from Jones Day (or, if Jones Day is unwilling or unable to issue such opinion, from alternative counsel reasonably acceptable to each of GBCI and AB) an opinion addressed to AB (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GBCI). In rendering such opinion, Jones Day (or any applicable alternative counsel) may require and rely upon customary representations contained in certificates of officers of each of GBCI and AB or any Subsidiary of either, in form and substance reasonably acceptable to such counsel.

5.3.7 Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.8 Approval of AB Shareholders. The shareholders of AB will have approved this Agreement and the Merger by the requisite vote under Utah Law and AB’s articles of incorporation and bylaws, as applicable.

5.3.9 Listing. The GBCI Shares shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director, Executive Officer and Shareholder Agreements. As a condition to the execution of this Agreement, the directors, executive officers, and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time (collectively, the “Continuing Employees”). Such Continuing Employees will be eligible to participate in all of the benefit plans of GBCI and/or Glacier Bank that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans. From the date of the Closing until the first anniversary thereof, GBCI shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its Affiliates to, provide to each Continuing Employee (A) monetary base and incentive compensation opportunities that are, in the aggregate, substantially similar to over the long term, those provided by AB or its Affiliates to such Continuing Employee as of immediately prior to the Closing, and (B) benefits that are, in the aggregate, no less favorable than those provided to such Continuing Employee as of immediately prior to the Closing (it being understood that GBCI’s benefit plans and plan terms are different than AB’s benefit plans), taken as a whole.

6.2.2 Treatment of Past Service. For purposes of such participation, current Employees’ prior service with AB and/or the Bank will constitute prior service with GBCI or Glacier Bank for all purposes (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.4 Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.16(c) or otherwise, and (b) are not offered a position by GBCI or continued to be employed by Glacier Bank on the date that is one year following the Effective Date will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with AB and the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers.

6.3.1 For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of AB and the Bank (the “Indemnified Parties”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that AB and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Law, including federal banking Law, and under their respective articles of incorporation or bylaws in effect on the Execution Date or written contract with AB or the Bank in effect on the Execution Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that such Indemnified Parties would be entitled under applicable articles of incorporation or bylaws in effect on the Execution Date or written contract with AB or the Bank in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under AB’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director.

6.3.2 Prior to the Effective Time, GBCI will purchase, at its sole cost and expense, and AB will reasonably cooperate with GBCI’s efforts to purchase, a six-year tail policy for AB’s current directors’ and officers’ liability insurance prior to the Effective Time; provided that the premiums for such policy shall not exceed 250 percent of the current annualized premiums; and provided further that, GBCI may substitute therefor policies with reputable insurers of at least the same coverage and scope, and in amount, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof.

6.3.3 The provisions of this Section 6.3 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under AB’s articles of incorporation or bylaws, by contract or otherwise. The obligations of GBCI pursuant to this Section 6.3 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.3 applies unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.3 applies will be third party beneficiaries of this Section 6.3).

6.3.4 In the event GBCI or any of its respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of GBCI, as the case may be, assume the obligations set forth in this Section 6.3.

6.4 AB ESOP. After the date hereof and in any event prior to the Closing, AB shall have adopted an amendment to the AB ESOP providing that, upon the Closing, (a) the AB ESOP shall be terminated as of the Closing, (b) no new participants shall be admitted to the AB ESOP after the Closing, (c) AB ESOP participants’ accounts shall be fully vested and 100 percent non-forfeitable on and after the Closing, and (d) the AB ESOP shall permit the entire balance of a participant’s account to be distributable following the receipt of approvals of the Internal Revenue Service determined to be appropriate that such termination does not adversely affect the AB ESOP’s tax-qualified status.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before February 28, 2022 (the “Outside Date”), either GBCI or AB may terminate this Agreement and the Merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before April 30, 2022, if either AB or GBCI notifies the other party in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Termination Due to GBCI Average Closing Price Greater Than $74.15.

7.2.1 GBCI’s Right to Terminate. Subject to Section 7.2.2, by specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to AB on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $74.15. Prior to a termination pursuant to this Section 7.2.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.2.2 AB’s Right to Adjust Consideration. If GBCI provides written notice to AB in accordance with Section 7.2.1, then within three Business Days following AB’s receipt of such notice, AB may elect by written notice to GBCI to accept an adjustment to the Per Share Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Consideration Value Per Share shall equal $59.10. If AB makes such election to accept a decrease in the number of GBCI Shares to be issued as the Per Share Stock Consideration, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.3 Termination Due to GBCI Average Closing Price Less Than $49.43.

7.3.1 AB’s Right to Terminate. Subject to Section 7.3.2, by specific action of its board of directors, AB may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $49.43. Prior to a termination pursuant to this Section 7.3.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.3.2 GBCI’s Right to Adjust Consideration. If AB provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to AB to adjust the Per Share Stock Consideration such that the Total Consideration Value Per Share equals $39.40 (based on the GBCI Average Closing Price rounded up to the nearest whole share). If GBCI makes such election to increase the Per Share Stock Consideration pursuant to Section 7.3.2, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.4 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by AB’s shareholders, unless otherwise provided) by AB (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1 Mutual Consent. By mutual consent of AB and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2 No Regulatory Approvals. By AB or GBCI, if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval or a Requisite Regulatory Approval is subject to any condition or requirement not normally imposed in such transactions that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transaction to GBCI; provided, however, that AB or GBCI will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made by either party, such party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.4.3 Breach of Representation. By AB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by AB) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.4.4 Breach of Covenant. By AB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement in a manner that would entitle the other party not to consummate the Merger) if there has been a breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.4 unless the breach of such covenant or obligation, together with any other such breaches, would entitle the party receiving such covenant or obligation not to consummate the transactions contemplated hereby under Section 5.2.2 (in the case of a breach of a covenant or obligation by AB) or Section 5.3.2 (in the case of a breach of a covenant or obligation by GBCI).

7.4.5 Failure to Recommend or Obtain Shareholder Approval.

(a) By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if AB’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or

(b) By AB or GBCI (provided that the terminating party or its applicable Subsidiary are not then in material breach of any of their representations, warranties, covenants or other agreements in this Agreement), if AB’s shareholders elect not to approve the Merger at the AB Meeting.

7.4.6 Superior Proposal—Termination by AB. By the board of directors of AB upon written notice to GBCI if AB’s board of directors has in good faith determined that an Acquisition Proposal received by AB constitutes a Superior Proposal; provided, however, that AB may not terminate this Agreement pursuant to this Section 7.4.6 unless (a) it has not materially breached Section 4.1.9 or Section 4.3.2, (b) promptly following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least 10 days’ prior written notice advising GBCI that the board of directors of AB is prepared to accept a Superior Proposal (the “Superior Proposal Notice Period”) and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement during the Superior Proposal Notice Period (and negotiated with GBCI in good faith with respect to such terms during the Superior Proposal Notice Period) in such a manner as would enable AB’s board of directors to proceed with the Merger without violating their fiduciary duties, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.7 Superior Proposal—Termination by GBCI. By GBCI upon written notice to AB if an Acquisition Event will have occurred.

7.5 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a), Section 7.4.6, or Section 7.4.7, then AB will immediately pay to GBCI $35,000,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.5(b), or pursuant to Section 7.4.4 for breach of either Section 4.1.9 or Section 4.3.2, and within 18 months after such termination, AB or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then AB will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.6 Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article, except as provided in Section 7.5, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and, except as set forth in Section 7.5 and Section 8.4, will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.4.3 or Section 7.4.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that (a) the agreements contained in Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement, and (b) any amount payable by AB pursuant to Section 7.5 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that AB fails to pay the Break-Up Fee when due then (a) AB shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) AB shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent. The parties hereto acknowledge and agree that in no event shall AB be required to pay the Break-Up Fee more than one time.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler. President and CEO Email:rchesler@glacierbancorp.com

with a copy to:	Miller Nash Graham & Dunn LLP Pier 70 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Attn:Stephen M. Klein David G. Post Email:steve.klein@millernash.com david.post@millernash.com

AB and the Bank:	Altabancorp 1 East Main Street American Fork, UT 84003 Attn: Len E. Williams, President and CEO Email:len.williams@altabank.com

with copies to:	Jones Day North Point 901 Lakeside Avenue Cleveland, OH 44114-1190 Attn:Peter E. Izanec Justin A. Macke Email:peizanec@jonesday.com jamacke@jonesday.com or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO or CFO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts; Third Party Beneficiaries.

8.3.1 Except as otherwise expressly provided in this Agreement, this Agreement (including the Disclosure Schedule) and the Confidentiality Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, Exhibits or Schedules are references to the Recitals, Sections, Subsections, Exhibits and Schedules of and to this Agreement unless expressly stated otherwise. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

8.3.2 Except for the provisions in Section 6.3 (which provisions may be enforced directly by Indemnified Parties), this Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.9 (Confidentiality), Section 7.5 (Break-Up Fee), Section 7.6 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, AB nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Expenses, Fees and Costs. Except as otherwise specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by Law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement will be governed by and construed in accordance with the Laws of the State of Montana, except to the extent that federal Law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable Law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by Law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction and any party against whom such injunction is entered expressly waives any bond or security in connection therewith.

ARTICLE 9

AMENDMENTS

Subject to applicable Law, this Agreement and the form of any attached attachment, addendum, exhibit or schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the AB Meeting; provided, however, that after approval by AB’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of AB without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:
Randall M. Chesler, President and CEO

GLACIER BANK

By:
Randall M. Chesler, President and CEO

ALTABANCORP

By:
Len E. Williams, President and CEO

ALTABANK

By:
Len E. Williams, President and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Len E. Williams

Richard T. Beard

David G. Anderson

R. Brent Anderson

Deborah S. Bayle

Matthew S. Browning

Natalie Gochnour

Douglas H. Swenson

Executive Officers

Judd P. Kirkham

Ryan H. Jones

Christine M. Linford

Judd J. Austin

Mark K. Olson

Shareholders

Lansing A. Davis, Davis Capital Partners, LLC and Davis Partnership, L.P

Certain members of the Gunther family to be agreed upon, but in any event to include Paul Gunther, Dale O. Gunther and Blaine C. Gunther, each of whom are representatives of the group of shareholders described in that certain Schedule 13D filed by Gunther family members on June 10, 2020, as amended

A-1

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

Transaction-Related Expenses*	Allowance	Final
Employee Related
Change-in-Control Cost
Vesting accruals (SERPs)
Retention bonuses
Professional Expenses
Investment banking—Advisory
Investment banking—Opinion
Legal
Accounting
Other
SUBTOTAL (Employee and Prof.)
Integration/Operations
Vendor Termination and Deconversion Fee
Other Contracts
Other IT/Systems Termination Cost
SUBTOTAL (IT Contracts)
TOTAL

As provided in the Plan and Agreement of Merger, to the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax laws to those that are not), will be treated as a reduction of AB Capital for purposes of determining AB Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP).

*	Figures provided are prior to giving effect to taxes.

B-1

Exhibit 10.1

Form of Voting Agreement and Irrevocable Proxy

This Voting Agreement and Irrevocable Proxy, dated as of [•], 2021 (this “Agreement”), is made by and among Glacier Bancorp, Inc. (“GBCI”), Glacier Bank, a wholly owned subsidiary of GBCI (“Glacier Bank”), Altabancorp (“AB”), Altabank, a wholly owned subsidiary of AB (“Altabank”), and the undersigned, each of whom is a shareholder of AB (each, a “Shareholder”). This Agreement is effective upon the signing of the Merger Agreement (as defined below).

Recital

As an inducement for GBCI, Glacier Bank, AB, and Altabank to enter into the Plan and Agreement of Merger, dated [•], 2021 (the “Merger Agreement”), under which, among other things, AB will merge with and into GBCI (the “Merger”), and Altabank will merge with and into Glacier Bank, each Shareholder agrees as follows:

Agreement

1.

Voting of Shares. Each Shareholder irrevocably and unconditionally agrees to vote or cause to be voted (including by proxy or written consent, if applicable) at any shareholder meeting of AB, or any adjournment or postponement thereof, including any meeting called for the purpose of approving the Merger Agreement (an “AB Meeting”), all shares of AB common stock that such Shareholder owns of record or beneficially, or acquires after the date hereof but prior to the record date, in either case with power to vote or direct the voting of such shares (collectively, the “Owned Shares”), (a) in favor of (i) approval of the Merger Agreement and the transactions contemplated therein, including the Merger, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement, and (b) against any action, proposal, transaction, or agreement that would reasonably be likely to (i) result in a breach of any covenant, representation, or warranty or any other obligation or agreement of AB contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (ii) materially prevent, impede, interfere with, delay, or frustrate the purposes of or materially and adversely affect the completion of the transactions contemplated by the Merger Agreement, including the Merger; provided, however, that each Shareholder’s voting obligations under this Section 1 will not apply with respect to any vote on the Merger Agreement if the Merger Agreement is amended so as to reduce the amount or change the form of consideration to be received by the shareholders of AB, impose any material condition to the receipt of the consideration to be received by the shareholders of AB, or change the tax consequences of the receipt thereof under the Merger Agreement in its present form (an “Adverse Change”). For the avoidance of doubt, the foregoing commitments apply to any Owned Shares held by any trust, limited partnership, limited liability company, corporation, or other entity holding shares of AB common stock for which the Shareholder serves in any trustee, partner, member, shareholder, or similar capacity. To the extent the Shareholder does not control (by himself, herself, or itself) the determinations of such shareholder entity, the Shareholder agrees to exercise all voting or other determination rights the Shareholder has in such shareholder entity to carry out the intent and purposes of the Shareholder’s voting obligations under this Section 1 and as otherwise set forth in this Agreement.

2.

No Solicitation. Solely in his, her, or its capacity as a record or beneficial owner of the Owned Shares, each Shareholder hereby agrees that during the term of this Agreement, the Shareholder shall not knowingly, and shall direct his, her, or its advisors and representatives not to, directly or indirectly, (a) take any of the actions specified in Section 4.1.9 of the Merger Agreement, or (b) participate in, directly or indirectly, a solicitation of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of AB common stock in connection with any vote or other action on any matter of a type described in Section 1 of this Agreement, other than to recommend that shareholders of AB vote in favor of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, and as otherwise expressly permitted by this Agreement. Each Shareholder agrees, solely in his, her, or its capacity as a record or beneficial owner of the Owned Shares, immediately to cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of this Agreement with any persons other than GBCI and Glacier Bank with respect to any possible Acquisition Proposal (as defined in the Merger Agreement) and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant, or other representative retained by the Shareholder of the obligations undertaken by the Shareholder pursuant to this Section 2.

3.

Ownership. On the date of this Agreement, each Shareholder represents and warrants, severally but not jointly, that the Owned Shares set forth on such Shareholder’s signature page (a) are owned of record or beneficially by the Shareholder in the manner reflected on the Shareholder’s signature page, (b) include all of the shares of AB common stock owned of record or beneficially by the Shareholder as of the date of this Agreement, and (c) are free and clear of any proxy or voting restriction, claims, liens, encumbrances, and security interests, except (if applicable) as set forth on the Shareholder’s signature page, which encumbrances or other items do not affect the ability of the Shareholder to perform his, her, or its obligations under this Agreement. As of the date of this Agreement, each Shareholder has, and at any AB Meeting each Shareholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to all of the Shareholder’s Owned Shares, except as otherwise reflected on the Shareholder’s signature page.

4.	Proxy.

a.

Appointment of Proxy. In order to better effect the provisions set forth in Section 1, each Shareholder revokes any previously executed proxies and constitutes and appoints Adelaide Maudsley with full power of substitution, such Shareholder’s true and lawful proxy and attorney-in-fact (the “Proxy Holder”) to vote at any AB Meeting all of such Shareholder’s Owned Shares as provided in Section 1, with such modifications to the Merger Agreement as the parties to the Merger Agreement may make; provided, however, that this proxy will not apply with respect to any vote on the Merger Agreement if an Adverse Change occurs. This irrevocable proxy shall automatically terminate upon termination of this Agreement.

b.

Substitute Proxy. If for any reason the Proxy Holder becomes unable to perform his duties as Proxy Holder under this Agreement, each Shareholder appoints Mark K. Olson or his designee (the “Substitute”) as substitute proxy to act as the Proxy Holder and vote all of such Shareholder’s Owned Shares at any AB Meeting as provided in Section 1, with such modifications to the Merger Agreement as the parties to the Merger Agreement may make; provided, however, that this proxy will not apply with respect to any vote on the Merger Agreement if an Adverse Change occurs. Notwithstanding the above, the Proxy Holder may from time to time, in his discretion, appoint any other substitute proxy to act as the Proxy Holder upon prior written notice to GBCI and AB.

5.

Acknowledgments. Each Shareholder acknowledges that GBCI and AB are relying on this Agreement in incurring expenses in connection with the transactions contemplated by the Merger Agreement and that the proxy granted under this Agreement is coupled with an interest and is irrevocable to the fullest extent permitted by applicable law. The vote of the Proxy Holder (and upon substitution, the Substitute under Section 4.b.) will control in any conflict between such vote of the Owned Shares and a vote by any substitute proxy holder or the Shareholder, and AB agrees to recognize the vote of the Proxy Holder or upon substitution, the Substitute.

6.

No Transfer. Until the termination of this Agreement pursuant to Section 7.i, no Shareholder will sell, transfer, permit a lien or other encumbrance to be created with respect to, or grant any proxy in respect of (except for proxies solicited by the board of directors of AB in connection with the AB Meeting at which the Merger Agreement is presented for shareholder approval) any of the Owned Shares, unless all other parties to any such sale or other transaction enter into an agreement in form and substance satisfactory to GBCI embodying the benefits and rights contained in this Agreement.

7.	Miscellaneous.

a.

Individual Obligations. The obligations of each of the signatories to this Agreement are independent of one another and are not intended to be joint obligations of the undersigned. This Agreement is intended to be enforceable by GBCI or Glacier Bank against each Shareholder individually.

b.	Binding Effect. This Agreement will inure to the benefit of, and will be binding upon, each Shareholder’s heirs or legal representatives.

c.

Severability. If any provision of this Agreement or the application of such provision to any person or circumstances will be held invalid or unenforceable by a court of competent jurisdiction, such provision or application will be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, will not be affected.

d.

Reformation. If any court determines that the obligations and restrictions set forth in this Agreement are unenforceable, then the parties request such court to reform any unenforceable provisions to the maximum obligations or restrictions, term, and scope, as applicable, that such court finds enforceable.

e.

Expenses. Except as otherwise may be agreed in writing, all costs, fees, and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs, fees, and expenses.

f.

Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by GBCI and the Shareholder to be bound by such amendment and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

g.

Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in the state courts situated in Kalispell, Montana or the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such court.

h.

Remedies. Any breach of this Agreement entitles GBCI to injunctive relief and/or specific performance, as well as to any other legal or equitable remedies it may be entitled to, it being agreed that money damages alone would be an inadequate remedy for such breach. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

i.

Termination of Agreement. This Agreement shall be effective from the date of this Agreement and shall terminate and be of no further force and effect upon the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) such date and time as termination of the Merger Agreement in accordance with its terms, (iii) upon mutual written agreement of the parties hereto to terminate this Agreement, (iv) an Adverse Change or (v) the date the Owned Shares have been voted in favor of approval of the Merger Agreement and the transactions contemplated therein, including the Merger, at the AB Meeting, provided that at least a majority of the outstanding shares of AB common stock entitled to vote have been voted in favor of approval of the Merger Agreement and the transactions contemplated therein, including the Merger, at the AB Meeting. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement.

j.

Counterparts. This Agreement may be executed in one or more counterparts, including facsimile and/or scanned counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. The parties agree that facsimile or electronic signatures shall have the same force and effect as original signatures.

[Signatures appear on the following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

GLACIER BANCORP, INC.		ALTABANCORP

By:	Randall M. Chesler	By:	Len E. Williams
Its:	President and CEO	Its:	President and CEO

GLACIER BANK		ALTABANK

By:	Randall M. Chesler	By:	Len E. Williams
Its:	President and CEO	Its:	President and CEO

[Shareholder signatures appear on the following pages]

[Signature Page to Voting Agreement and Irrevocable Proxy]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SHAREHOLDER: [•]

Shareholder	Nature of Ownership	Number of Owned Shares
[•]	[•]	[•]

[Shareholder Signature Page to Voting Agreement and Irrevocable Proxy]